UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 28, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

The following is the English translation of excerpt regarding the Basel Pillar 3 disclosures and the relevant information from our Japanese language disclosure material published in July 2017.

The Japanese regulatory disclosure requirements are fulfilled with the Basel Pillar 3 disclosures and Japanese GAAP is applied to the relevant financial information.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Capital adequacy requirement highlights	3

∎ Capital adequacy ratio	3

∎ Risk weighted assets	5

Status of Mizuho Financial Group’s consolidated capital adequacy	6

∎ Scope of consolidation	6
(1) Scope of consolidation for calculating consolidated capital adequacy ratio

∎ Composition of capital	9
(2) Composition of capital, etc.

∎ Risk-based capital	21
(3) Summary of approach to assessing capital adequacy
(4) Required capital by portfolio classification

∎ Credit risk	24
(5) Credit risk management
(6) Credit risk exposure, etc.

∎ Methods for credit risk mitigation	41
(7) Risk management regarding credit risk mitigation
(8) Credit risk mitigation by portfolio classification

∎ Counterparty risk in derivatives transactions and long-settlement transactions	43
(9) Management of counterparty risk in derivatives transactions and long-settlement transactions
(10) Status of counterparty risk in derivatives transactions and long-settlement transactions

∎ Securitization exposure	45
(11) Summary of securitization exposure and its risk management
(12) Accounting policies for securitization transactions
(13) Quantitative disclosure items for securitization exposure

∎ Market risk	62

∎ Operational risk	63

∎ Equity exposure in banking book	64
(14) Risk management related to equity exposure in banking book
(15) Status of equity exposure in banking book

∎ Composition of Leverage Ratio	66

∎ Indicators for assessing Global Systemically Important Banks (G-SIBs)	67

Status of Sound Management of Liquidity Risk

Liquidity Coverage Ratio	69

Status of Major Liquid Assets	72

Status of Major Funding	72

Compensation of directors, corporate auditors and employees

Qualitative disclosure	73

Quantitative disclosure items	78

Credit risk management	80

Market and liquidity risk management	81

Operational risk management	91

Capital adequacy requirement highlights

The Basel Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (the FSA Notice No. 7 of 2014, etc.).

With respect to the calculation of capital adequacy ratio, we have applied the international standard and adopted (a) the advanced internal ratings-based approach as a method to calculate the amount of credit risk weighted assets and (b) the advanced measurement approach as a method to calculate the amount equivalent to the operational risk.

∎ Capital adequacy ratio

(1) Summary of capital adequancy ratio

Mizuho Financial Group (Consolidated)
	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017
Total capital ratio (International standard)	15.41%	16.28%
Tier 1 capital ratio	12.64%	13.30%
Common equity Tier 1 capital ratio	10.50%	11.34%

Total capital	9,638.6	10,050.9

Tier 1 capital	7,905.0	8,211.5
Common equity Tier 1 capital	6,566.4	7,001.6

Risk weighted assets	62,531.1	61,717.1

Credit risk	57,588.4	56,060.0
Market risk	1,696.0	2,282.8
Operational risk	3,246.6	3,374.2

Mizuho Bank (Consolidated)
	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017
Total capital ratio (International standard)	15.46%	16.20%
Tier 1 capital ratio	12.75%	13.34%
Common equity Tier 1 capital ratio	10.81%	11.16%

Total capital	8,780.2	9,148.5

Tier 1 capital	7,243.6	7,535.7
Common equity Tier 1 capital	6,142.2	6,304.0

Risk weighted assets	56,771.0	56,461.7

Credit risk	53,581.0	52,656.4
Market risk	1,027.0	1,334.2
Operational risk	2,162.9	2,471.0

Mizuho Bank (Non-Consolidated)
	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017
Total capital ratio (International standard)	15.50%	16.53%
Tier 1 capital ratio	12.66%	13.53%
Common equity Tier 1 capital ratio	10.65%	11.20%

Total capital	8,576.3	8,938.2

Tier 1 capital	7,004.0	7,316.2
Common equity Tier 1 capital	5,892.2	6,057.2

Risk weighted assets	55,306.1	54,052.6

Credit risk	52,392.1	51,130.0
Market risk	1,017.8	876.4
Operational risk	1,896.1	2,046.2

Mizuho Trust & Banking (Consolidated)
	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017
Total capital ratio (International standard)	19.52%	19.47%
Tier 1 capital ratio	18.21%	18.73%
Common equity Tier 1 capital ratio	18.21%	18.73%

Total capital	472.1	484.9

Tier 1 capital	440.4	466.4
Common equity Tier 1 capital	440.4	466.4

Risk weighted assets	2,418.1	2,489.5

Credit risk	2,141.9	2,211.2
Market risk	15.1	16.7
Operational risk	261.0	261.4

Mizuho Trust & Banking (Non-consolidated)
	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017
Total capital ratio (International standard)	19.80%	19.70%
Tier 1 capital ratio	18.52%	18.98%
Common equity Tier 1 capital ratio	18.52%	18.98%

Total capital	479.5	492.6

Tier 1 capital	448.4	474.5
Common equity Tier 1 capital	448.4	474.5

Risk weighted assets	2,421.0	2,500.1

Credit risk	2,192.2	2,261.4
Market risk	12.0	14.5
Operational risk	216.7	224.0

∎ Risk weighted assets

(1) Credit risk weighted assets by asset class and ratings segment

Mizuho Financial Group (Consolidated)

	(Billions of yen)
	As of March 31, 2016			As of March 31, 2017
	EAD	Credit risk weighted assets	Risk Weight(%)	EAD	Credit risk weighted assets	Risk Weight(%)
Internal ratings-based approach	190,100.2	50,922.7	26.78	189,852.0	50,084.2	26.38

Corporate, etc.	164,945.4	32,874.3	19.93	164,623.5	31,312.3	19.02
Corporate (except specialized lending)	77,953.6	29,559.7	37.91	78,222.1	28,727.3	36.72
Ratings A1-B2	54,868.1	14,961.2	27.26	55,538.0	14,486.4	26.08
Ratings C1-D3	20,947.9	12,694.1	60.59	20,306.6	12,002.9	59.10
Ratings E1-E2	1,179.1	1,575.6	133.62	1,373.3	1,885.3	137.27
Ratings E2R-H1	958.4	328.7	34.29	1,004.0	352.5	35.11
Sovereign	79,893.0	1,278.0	1.59	80,314.2	1,023.3	1.27
Ratings A1-B2	79,739.7	1,184.1	1.48	80,165.1	928.3	1.15
Ratings C1-D3	152.6	92.6	60.72	148.6	94.3	63.49
Ratings E1-E2	0.6	1.2	186.86	0.3	0.6	164.61
Ratings E2R-H1	0.0	0.0	62.73	0.0	0.0	40.50
Bank	6,923.3	1,817.2	26.24	5,921.5	1,375.8	23.23
Ratings A1-B2	6,198.3	1,369.0	22.08	5,337.6	1,036.1	19.41
Ratings C1-D3	718.6	437.6	60.90	582.4	339.2	58.25
Ratings E1-E2	4.4	9.9	225.53	0.0	0.0	184.04
Ratings E2R-H1	1.9	0.5	30.21	1.4	0.4	29.54
Specialized lending	175.2	219.2	125.09	165.6	185.8	112.16
Retail	12,942.5	4,767.1	36.83	12,235.5	4,541.9	37.12
Residential mortgage	9,855.1	3,164.6	32.11	9,388.0	3,096.3	32.98
Qualifying revolving loan	562.9	362.7	64.44	629.2	415.6	66.05
Other retail	2,524.5	1,239.6	49.10	2,218.2	1,029.9	46.42
Equities	4,460.7	7,347.2	164.70	4,973.3	8,642.9	173.78
PD/LGD approach	3,901.2	5,524.7	141.61	4,180.1	6,068.0	145.16
Market-based approach	559.4	1,822.4	325.76	793.1	2,574.9	324.64
Regarded-method exposure	1,750.8	3,887.1	222.02	1,744.0	3,341.4	191.58
Securitizations	3,803.3	291.1	7.65	4,009.5	328.9	8.20
Others	2,197.4	1,755.6	79.89	2,265.9	1,916.6	84.58

Standardized approach	10,840.7	3,628.0	33.46	17,523.9	3,508.0	20.01

CVA risk	n.a.	2,823.3	n.a.	n.a.	2,272.3	n.a.

Central counterparty-related	n.a.	214.4	n.a.	n.a.	195.4	n.a.

Total	200,940.9	57,588.4	28.65	207,375.9	56,060.0	27.03

Notes:

1.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

2.	“Specialized lending” is specialized lending exposure under supervisory slotting criteria.

<Analysis>

Risk assets decreased due to changes in the EAD calculation method for derivative transactions.

Status of Mizuho Financial Group’s consolidated capital adequacy

∎ Scope of consolidation

(1) Scope of consolidation for calculating consolidated capital adequacy ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements (the “scope of accounting consolidation”)

None as of March 31, 2016 and 2017

(B) Number of consolidated subsidiaries

	As of March 31, 2016	As of March 31, 2017
Consolidated subsidiaries	143	139

Our major consolidated subsidiaries are Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2017:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0	100.0
Mizuho Securities Co., Ltd.	Japan	Securities	95.8	95.8
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6	98.6
Mizuho Information & Research Institute Inc.	Japan	Information technology	91.5	91.5
Asset Management One Co., Ltd.	Japan	Investment management	70.0	51.0
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0	54.0
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0	100.0
Mizuho Realty Co., Ltd.	Japan	Real estate agency	100.0	100.0
Mizuho Factors, Limited	Japan	Factoring	100.0	100.0
Simplex Investment Advisors Inc.	Japan	Holding company	100.0	100.0
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan- related business	60.0	60.0
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0	60.0
UC Card Co., Ltd.	Japan	Credit card	51.0	51.0
Mizuho Trust Systems Company, Limited.	Japan	Subcontracted calculation services, software development	50.0	50.0
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0	50.0
Overseas
Mizuho Americas LLC	U.S.A.	Holding company	100.0	100.0
Mizuho Bank (China), Ltd.	China	Banking	100.0	100.0
Mizuho International plc	U.K.	Securities and banking	100.0	100.0
Mizuho Securities Asia Limited	China	Securities	100.0	100.0
Banco Mizuho do Brasil S.A.	Brazil	Banking	100.0	100.0
Mizuho Securities USA LLC	U.S.A.	Securities	100.0	100.0
Mizuho Bank Europe N.V.	Netherlands	Banking and securities	100.0	100.0
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0	100.0
Mizuho Bank (USA)	U.S.A.	Banking	100.0	100.0
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0	100.0
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0	100.0
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0	100.0
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0	99.0

(C) Corporations providing financial services for which Article 9 of the FSA Notice No. 20 is applicable

None as of March 31, 2016 and 2017.

(D) Companies that are in the bank holding company’s corporate group but not included in the scope of accounting consolidation and companies that are not in the bank holding company’s corporate group but included in the scope of accounting consolidation

None as of March 31, 2016 and 2017.

(E) Restrictions on transfer of funds or capital within the bank holding company’s corporate group

None as of March 31, 2016 and 2017.

(F) Names of any other financial institutions, etc., classified as subsidiaries or other members of the bank holding company that are deficient in regulatory capital

None as of March 31, 2016 and 2017.

∎ Composition of capital

(2) Composition of capital, etc.

(A) Composition of capital disclosure

Composition of capital disclosure (International standard)

			(Millions of yen)
			As of March 31, 2016		As of March 31, 2017
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Common equity Tier 1 capital: instruments and reserves		(1)
1a+2-1c-26	Directly issued qualifying common share capital plus related stock surplus and retained earnings		6,365,502	/	6,905,510	/
1a	of which: capital and stock surplus		3,267,031	/	3,390,691	/
2	of which: retained earnings		3,196,908	/	3,614,841	/
1c	of which: treasury stock (-)		3,609	/	4,849	/
26	of which: national specific regulatory adjustments (earnings to be distributed) (-)		94,827	/	95,173	/
	of which: other than above		—	/	—	/
1b	Subscription rights to common shares		2,762	/	1,754	/
3	Accumulated other comprehensive income and other disclosed reserves		964,710	643,140	1,216,780	304,195
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)		14,749	/	14,537	/
	Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements		32,465	/	22,881	/
	of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties		32,465	/	22,881	/
6	Common equity Tier 1 capital: instruments and reserves	(A)	7,380,191	/	8,161,464	/
Common equity Tier 1 capital: regulatory adjustments		(2)
8+9	Total intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		361,571	241,047	619,806	154,951
8	of which: goodwill (net of related tax liability, including those equivalent)		35,452	23,635	79,695	19,923
9	of which: other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)		326,118	217,412	540,111	135,027
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		6,614	4,409	36,601	9,150
11	Deferred gains or losses on derivatives under hedge accounting		99,158	66,105	8,137	2,034
12	Shortfall of eligible provisions to expected losses		18,041	12,000	9,381	2,352
13	Securitization gain on sale		52	35	52	13
14	Gains and losses due to changes in own credit risk on fair valued liabilities		1,419	946	593	148
15	Net defined benefit asset		269,400	179,600	443,158	110,789
16	Investments in own shares (excluding those reported in the net assets section)		1,338	892	5,473	1,368

17	Reciprocal cross-holdings in common equity		—	—	—	—
18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)		56,105	37,403	36,595	9,148
19+20+21	Amount exceeding the 10% threshold on specified items		—	—	—	—
19	of which: significant investments in the common stock of financials		—	—	—	—
20	of which: mortgage servicing rights		—	—	—	—
21	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	—
22	Amount exceeding the 15% threshold on specified items		—	—	—	—
23	of which: significant investments in the common stock of financials		—	—	—	—
24	of which: mortgage servicing rights		—	—	—	—
25	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	—
27	Regulatory adjustments applied to common equity Tier 1 due to insufficient additional Tier 1 and Tier 2 to cover deductions		—	/	—	/
28	Common equity Tier 1 capital: regulatory adjustments	(B)	813,702	/	1,159,800	/
Common equity Tier 1 capital (CET1)
29	Common equity Tier 1 capital (CET1) ((A)-(B))	(C)	6,566,488	/	7,001,664	/
Additional Tier 1 capital: instruments		(3)
30 31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/
30 31b	Subscription rights to additional Tier 1 instruments		—	/	—	/
30 32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		300,000	/	760,000	/
30	Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		—	/	—	/
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)		30,843	/	31,786	/
33+35	Eligible Tier 1 capital instruments subject to phase-out arrangements included in additional Tier 1 capital: instruments		1,144,037	/	577,500	/
33	of which: directly issued capital instruments subject to phase out from additional Tier 1		1,144,037	/	577,500	/
35	of which: instruments issued by subsidiaries subject to phase out		—	/	—	/
	Total of items included in additional Tier 1 capital: instruments subject to phase-out arrangements		(21,475)	/	(13,931)	/
	of which: foreign currency translation adjustments		(21,475)	/	(13,931)	/
36	Additional Tier 1 capital: instruments	(D)	1,453,405	/	1,355,354	/
Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments		—	—	—	—
38	Reciprocal cross-holdings in additional Tier 1 instruments		—	—	—	—

39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)		17	11	38	9
40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		88,606	59,071	117,600	29,400
	Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements		26,176	/	27,858	/
	of which: goodwill equivalent		9,376	/	14,954	/
	of which: intangible fixed assets recognized as a result of a merger		10,750	/	11,717	/
	of which: capital increase due to securitization transactions		35	/	13	/
	of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		6,013	/	1,172	/
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions		—	/	—	/
43	Additional Tier 1 capital: regulatory adjustments	(E)	114,800	/	145,496	/
Additional Tier 1 capital (AT1)
44	Additional Tier 1 capital ((D)-(E))	(F)	1,338,605	/	1,209,858	/
Tier 1 capital (T1 = CET1 + AT1)
45	Tier 1 capital (T1 = CET1 + AT1) ((C)+(F))	(G)	7,905,093	/	8,211,522	/
Tier 2 capital: instruments and provisions		(4)
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/
46	Subscription rights to Tier 2 instruments		—	/	—	/
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		324,517	/	684,150	/
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		169,035	/	168,300	/
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)		10,269	/	10,574	/
47+49	Eligible Tier 2 capital instruments subject to phase-out arrangements included in Tier 2: instruments and provisions		962,928	/	842,133	/
47	of which: directly issued capital instruments subject to phase out from Tier 2		169,035	/	168,022	/
49	of which: instruments issued by subsidiaries subject to phase out		793,893	/	674,110	/
50	Total of general allowance for loan losses and eligible provisions included in Tier 2		6,031	/	6,510	/
50a	of which: general allowance for loan losses		6,031	/	6,510	/
50b	of which: eligible provisions		—	/	—	/
	Total of items included in Tier 2 capital: instruments and provisions subject to phase-out arrangements		374,012	/	180,319	/
	of which: 45% of unrealized gains on other securities		335,046	/	161,221	/
	of which: 45% of revaluation reserve for land		38,965	/	19,097	/
51	Tier 2 capital: instruments and provisions	(H)	1,846,795	/	1,891,987	/

Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments		—	—	409	102
53	Reciprocal cross-holdings in Tier 2 instruments		—	—	—	—
54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)		33,374	22,249	16,413	4,103
55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		—	—	—	—
	Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements		79,873	/	35,732	/
	of which: investments in the capital banking, financial and insurance entities		73,859	/	34,559	/
	of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		6,013	/	1,172	/
57	Tier 2 capital: regulatory adjustments	(I)	113,248	/	52,555	/
Tier 2 capital (T2)
58	Tier 2 capital (T2) ((H)-(I))	(J)	1,733,547	/	1,839,431	/
Total capital (TC = T1 + T2)
59	Total capital (TC = T1 + T2) ((G)+(J))	(K)	9,638,641	/	10,050,953	/
Risk weighted assets		(5)
	Total of items included in risk weighted assets subject to phase-out arrangements		480,460	/	260,992	/
	of which: intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		206,661	/	123,310	/
	of which: deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		4,409	/	9,150	/
	of which: net defined benefit asset		179,600	/	110,789	/
	of which: investments in the capital banking, financial and insurance entities		89,788	/	17,742	/
60	Risk weighted assets	(L)	62,531,174	/	61,717,158	/
Capital ratio (consolidated)
61	Common equity Tier 1 capital ratio (consolidated) ((C)/(L))		10.50%	/	11.34%	/
62	Tier 1 capital ratio (consolidated) ((G)/(L))		12.64%	/	13.30%	/
63	Total capital ratio (consolidated) ((K)/(L))		15.41%	/	16.28%	/
Regulatory adjustments		(6)
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)		672,811	/	703,872	/
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)		112,376	/	118,358	/
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)		—	/	—	/
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)		75,828	/	182,672	/
Provisions included in Tier 2 capital: instruments and provisions		(7)

76	Provisions (general allowance for loan losses)		6,031	/	6,510	/
77	Cap on inclusion of provisions (general allowance for loan losses)		47,342	/	46,343	/
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap) (if the amount is negative, report as “nil”)		—	/	—	/
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach		304,580	/	299,309	/
Capital instruments subject to phase-out arrangements		(8)
82	Current cap on AT1 instruments subject to phase-out arrangements		1,249,883	/	1,041,569	/
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		—	/	—	/
84	Current cap on T2 instruments subject to phase-out arrangements		1,012,236	/	843,530	/
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		—	/	—	/

Notes:

1.	The above figures are calculated based on International standard applied on a consolidated basis under the FSA Notice No. 20.

2.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

(B) Explanation of (A) Composition of capital disclosure

Reconciliation between “Consolidated balance sheet” and items of consolidated balance sheet and “Composition of capital disclosure”

	(Millions of yen)
Items	Consolidated balance sheet as in published financial statements		Cross- reference to Appended template	Reference # of Basel III template under the Composition of capital disclosure
	As of March 31, 2016	As of March 31, 2017
(Assets)
Cash and due from banks	36,315,471	47,129,583
Call loans and bills purchased	893,545	1,035,746
Receivables under resale agreements	7,805,798	8,967,777
Guarantee deposits paid under securities borrowing transactions	3,407,390	3,350,051
Other debt purchased	2,979,797	2,745,204
Trading assets	13,004,522	10,361,787	6-a
Money held in trust	175,638	247,583
Securities	39,505,971	32,353,158	2-b, 6-b
Loans and bills discounted	73,708,884	78,337,793	6-c
Foreign exchange assets	1,447,743	1,828,782
Derivatives other than for trading assets	3,157,752	2,170,750	6-d
Other assets	4,144,131	4,180,339	6-e
Tangible fixed assets	1,085,791	1,136,329
Intangible fixed assets	804,567	1,045,486	2-a
Net defined benefit asset	646,428	797,762	3
Deferred tax assets	36,517	56,066	4-a
Customers’ liabilities for acceptances and guarantees	4,798,158	5,273,581
Reserves for possible losses on loans	(459,531)	(509,175)

Total assets	193,458,580	200,508,610

(Liabilities)
Deposits	105,629,071	120,045,217
Negotiable certificates of deposit	11,827,533	10,631,277
Call money and bills sold	2,521,008	1,255,172
Payables under repurchase agreements	16,833,346	17,969,753
Guarantee deposits received under securities lending transactions	2,608,971	1,679,300
Commercial paper	1,010,139	789,705
Trading liabilities	10,276,133	7,923,285	6-f
Borrowed money	7,503,543	6,307,230	8-a
Foreign exchange liabilities	492,473	526,053
Short-term bonds	648,381	226,348
Bonds and notes	6,120,928	7,564,535	8-b
Due to trust accounts	5,067,490	4,784,077
Derivatives other than for trading liabilities	2,571,597	1,784,857	6-g
Other liabilities	5,532,596	3,883,168
Reserve for bonus payments	62,171	67,633
Reserve for variable compensation	2,836	3,018
Net defined benefit liability	51,514	55,236
Reserve for director and corporate auditor retirement benefits	1,685	1,327
Reserve for possible losses on sales of loans	267	298
Reserve for contingencies	5,271	5,680
Reserve for reimbursement of deposits	16,154	19,072
Reserve for reimbursement of debentures	39,245	32,720
Reserves under special laws	2,024	2,309
Deferred tax liabilities	414,799	337,800	4-b
Deferred tax liabilities for revaluation reserve for land	67,991	66,585	4-c
Acceptances and guarantees	4,798,158	5,273,581

Total liabilities	184,105,335	191,235,249

(Net assets)
Common stock and preferred stock	2,255,790	2,256,275	1-a
Capital surplus	1,110,164	1,134,416	1-b
Retained earnings	3,197,616	3,615,449	1-c
Treasury stock	(3,609)	(4,849)	1-d

Total shareholders’ equity	6,559,962	7,001,291

Net unrealized gains (losses) on other securities	1,296,039	1,289,985
Deferred gains or losses on hedges	165,264	10,172	5
Revaluation reserve for land	148,483	145,609
Foreign currency translation adjustments	(53,689)	(69,657)
Remeasurements of defined benefit plans	51,752	144,866

Total accumulated other comprehensive income	1,607,851	1,520,976		3

Stock acquisition rights	2,762	1,754		1b
Non-controlling interests	1,182,668	749,339	7

Total net assets	9,353,244	9,273,361

Total liabilities and net assets	193,458,580	200,508,610

Note:

    The regulatory scope of consolidation is the same as the accounting scope of consolidation.

Appended template

1. Shareholders’ equity

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2016	As of March 31, 2017	Remarks
1-a	Common stock and preferred stock	2,255,790	2,256,275	Including eligible Tier 1 capital instruments subject to phase-out arrangements (for the balance as of March 31, 2016)
1-b	Capital surplus	1,110,164	1,134,416	Including eligible Tier 1 capital instruments subject to phase-out arrangements (for the balance as of March 31, 2016)
1-c	Retained earnings	3,197,616	3,615,449
1-d	Treasury stock	(3,609)	(4,849)
	Total shareholders’ equity	6,559,962	7,001,291

(2) Composition of capital

Basel III template		(Millions of yen)
	Composition of capital disclosure	As of March 31, 2016	As of March 31, 2017	Remarks
	Directly issued qualifying common share capital plus related stock surplus and retained earnings	6,460,330	7,000,683	Shareholders’ equity attributable to common shares (before adjusting national specific regulatory adjustments (earnings to be distributed))
1a	of which: capital and stock surplus	3,267,031	3,390,691
2	of which: retained earnings	3,196,908	3,614,841
1c	of which: treasury stock (-)	3,609	4,849
	of which: other than above	—	—
31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown	—	—	Shareholders’ equity attributable to preferred shares with a loss absorbency clause upon entering into effectively bankruptcy

2. Intangible fixed assets

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2016	As of March 31, 2017	Remarks
2-a	Intangible fixed assets	804,567	1,045,486
2-b	Securities	39,505,971	32,353,158
	of which: share of goodwill of companies accounted for using the equity method	35,646	24,846	Share of goodwill of companies accounted for using the equity method
	Income taxes related to above	(237,595)	(295,574)

(2) Composition of capital

Basel III template		(Millions of yen)
	Composition of capital disclosure	As of March 31, 2016	As of March 31, 2017	Remarks
8	Goodwill (net of related tax liability, including those equivalent)	59,087	99,619
9	Other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)	543,531	675,139	Software and other
	Mortgage servicing rights (net of related tax liability)	—	—
20	Amount exceeding the 10% threshold on specified items	—	—
24	Amount exceeding the 15% threshold on specified items	—	—
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)	—	—

3. Net defined benefit asset
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2016	As of March 31, 2017	Remarks
3	Net defined benefit asset	646,428	797,762
	Income taxes related to above	(197,428)	(243,814)
(2) Composition of capital
Basel III template	Composition of capital disclosure	(Millions of yen)		Remarks
		As of March 31, 2016	As of March 31, 2017
15	Net defined benefit asset	449,000	553,947
4. Deferred tax assets
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2016	As of March 31, 2017	Remarks
4-a	Deferred tax assets	36,517	56,066
4-b	Deferred tax liabilities	414,799	337,800
4-c	Deferred tax liabilities for revaluation reserve for land	67,991	66,585
	Tax effects on intangible fixed assets	237,595	295,574
	Tax effects on net defined benefit asset	197,428	243,814

(2) Composition of capital
	Composition of capital disclosure	(Millions of yen)		Remarks
Basel III template		As of March 31, 2016	As of March 31, 2017
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	11,024	45,751	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
	Deferred tax assets that rely on future profitability arising from temporary differences (net of related tax liability)	75,828	182,672	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
21	Amount exceeding the 10% threshold on specified items	—	—
25	Amount exceeding the 15% threshold on specified items	—	—
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)	75,828	182,672
5. Deferred gains or losses on derivatives under hedge accounting
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2016	As of March 31, 2017	Remarks
5	Deferred gains or losses on hedges	165,264	10,172
(2) Composition of capital
	Composition of capital disclosure	(Millions of yen)		Remarks
Basel III template		As of March 31, 2016	As of March 31, 2017
11	Deferred gains or losses on derivatives under hedge accounting	165,264	10,172

6. Items associated with investments in the capital of financial institutions
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2016	As of March 31, 2017	Remarks
6-a	Trading assets	13,004,522	10,361,787	Including trading account securities and derivatives for trading assets
6-b	Securities	39,505,971	32,353,158
6-c	Loans and bills discounted	73,708,884	78,337,793	Including subordinated loans
6-d	Derivatives other than for trading assets	3,157,752	2,170,750
6-e	Other assets	4,144,131	4,180,339	Including money invested
6-f	Trading liabilities	10,276,133	7,923,285	Including trading account securities sold
6-g	Derivatives other than for trading liabilities	2,571,597	1,784,857

(2) Composition of capital
		(Millions of yen)
Basel III template	Composition of capital disclosure	As of March 31, 2016	As of March 31, 2017	Remarks
	Investments in own capital instruments	2,231	7,353
16	Common equity Tier 1 capital	2,231	6,842
37	Additional Tier 1 capital	—	—
52	Tier 2 capital	—	511
	Reciprocal cross-holdings in the capital of banking, financial and insurance entities	—	—
17	Common equity Tier 1 capital	—	—
38	Additional Tier 1 capital	—	—
53	Tier 2 capital	—	—
	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	821,973	770,182
18	Common equity Tier 1 capital	93,508	45,743
39	Additional Tier 1 capital	28	48
54	Tier 2 capital	55,624	20,517
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	672,811	703,872
	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	260,053	265,358
19	Amount exceeding the 10% threshold on specified items	—	—
23	Amount exceeding the 15% threshold on specified items	—	—
40	Additional Tier 1 capital	147,677	147,000
55	Tier 2 capital	—	—
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)	112,376	118,358
7. Non-controlling interests
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2016	As of March 31, 2017	Remarks
7	Non-controlling interests	1,182,668	749,339

(2) Composition of capital
Basel III template		(Millions of yen)
	Composition of capital disclosure	As of March 31, 2016	As of March 31, 2017	Remarks
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	14,749	14,537	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
30- 31ab-32	Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	—	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	30,843	31,786	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	169,035	168,300	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	10,269	10,574	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
8. Other capital instruments
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of March 31, 2016	As of March 31, 2017	Remarks
8-a	Borrowed money	7,503,543	6,307,230
8-b	Bonds and notes	6,120,928	7,564,535
	Total	13,624,471	13,871,765
(2) Composition of capital
Basel III template		(Millions of yen)
	Composition of capital disclosure	As of March 31, 2016	As of March 31, 2017	Remarks
32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	300,000	760,000
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	324,517	684,150

Note:

Amounts in the “Composition of capital disclosure” are based on those before considering amounts under transitional arrangements and include “Amounts excluded under transitional arrangements” disclosed in “(A) Composition of capital disclosure” as well as amounts included as regulatory capital. In addition, items for regulatory purposes under transitional arrangements are excluded from this table.

∎ Risk-based capital

(3) Summary of approach to assessing capital adequacy

In order to ensure that risk-based capital is sufficiently maintained in light of the risk held by us, we regularly conduct the following assessment of capital adequacy in addition to adopting a suitable and effective capital adequacy monitoring structure.

Maintaining a sufficient BIS capital ratio

We confirm our maintenance of a high level of financial soundness by conducting regular evaluations to examine whether our risk-based capital is adequate in qualitative as well as quantitative terms, in light of our business plans and strategic targets to match the increase in risk-weighted assets acquired for growth, in addition to maintaining our capital above the minimum requirements of common equity Tier 1 capital ratio, Tier 1 capital ratio, total capital ratio and capital buffer ratio.

Balancing risk and capital

On the basis of the framework for allocating risk capital, after obtaining the clearest possible grasp of the group’s overall risk exposure, we endeavor to control risk so as to keep it within the range of our business capacity by means of allocating capital that corresponds to the amount of risk to the principal banking subsidiaries, etc., within the bounds of our capital, and we conduct regular assessments to ensure that a sufficient level of capital is maintained for our risk profile. When making these assessments, we calculate the potential losses arising from assumed stress events and risk volumes, which we assess whether they balance with the group’s capital. Stress events are based on risk scenarios that are formulated based on the current economic condition and the economic outlook, etc. and from scenarios such as the occurrence of historical stress events. In addition, we examine whether an appropriate return on risk is maintained in the assessments.

(4) Required capital by portfolio classification

	(Billions of yen)
	As of March 31, 2016		As of March 31, 2017
	EAD	Required capital	EAD	Required capital
Credit risk	200,940.9	5,234.5	207,375.9	5,078.5

Internal ratings-based approach	190,100.2	4,701.2	189,852.0	4,600.4
Corporate (except specialized lending)	70,940.2	2,502.9	71,777.8	2,468.9
Corporate (specialized lending)	3,818.1	270.3	3,630.9	225.4
Sovereign	79,624.1	102.0	80,002.7	81.0
Bank	6,893.6	150.2	5,902.0	113.6
Retail	12,942.5	514.4	12,235.5	486.3
Residential mortgage	9,855.1	324.7	9,388.0	312.2
Qualifying revolving loan	562.9	42.6	629.2	48.8
Other retail	2,524.5	147.0	2,218.2	125.1
Equities	4,460.7	587.7	4,973.3	691.4
PD/LGD approach	3,901.2	441.9	4,180.1	485.4
Market-based approach (simple risk weight method)	559.4	145.7	793.1	205.9
Market-based approach (internal models approach)	—	—	—	—
Regarded-method exposure	1,750.8	311.6	1,744.0	268.4
Purchase receivables	3,669.1	116.7	3,297.5	102.5
Securitizations	3,803.3	23.2	4,009.5	26.3
Others	2,197.4	121.6	2,278.3	136.3

Standardized approach	10,840.7	290.2	17,523.9	280.6
Sovereign	5,748.0	8.3	12,638.5	12.2
Bank	2,035.8	37.1	1,930.1	36.7
Corporate	2,392.7	181.8	2,354.5	177.3
Residential mortgage	—	—	—	—
Securitizations	20.7	5.3	14.4	2.1
Others	643.2	57.5	586.1	52.0

CVA risk	n.a.	225.8	n.a.	181.7

Central counterparty-related	n.a.	17.1	n.a.	15.6

Market risk	n.a.	135.6	n.a.	182.6

Standardized approach	n.a.	70.6	n.a.	103.6
Interest rate risk	n.a.	37.6	n.a.	39.0
Equities risk	n.a.	23.9	n.a.	34.2
Foreign exchange risk	n.a.	4.8	n.a.	6.9
Commodities risk	n.a.	4.1	n.a.	23.4
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	65.0	n.a.	78.9

Operational risk	n.a.	259.7	n.a.	269.9

Advanced measurement approach	n.a.	221.0	n.a.	223.4
Basic indicator approach	n.a.	38.6	n.a.	46.5

Total required capital (consolidated)	n.a.	5,002.4	n.a.	4,937.3

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets and (ii) expected losses. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (excluding specialized lending)	Credits to corporations and sole proprietors (excluding credits to retail customers)

Corporate (specialized lending)	Credits which limit interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc, including real estate non-recourse loan, ship finance and project finance, etc.

Sovereign	Credits to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loan) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million, etc. (other retail).

Equities	Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” and having a “senior/subordinated structure,” etc. (excluding specialized lending).

7.	EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

∎ Credit risk

(5) Credit risk management

● Summary of credit risk management

See pages 80 to 81 for a summary of our credit risk management policies and procedures.

We apply the advanced internal ratings-based approach to calculate credit risk-weighted assets under Basel Framework. With regard to some business units or asset classes that are deemed to be immaterial for purposes of calculating credit risk-weighted assets, we apply the standardized approach.

We use our estimates of PD (probability of default) and LGD (loss given default) in calculating credit risk-weighted assets. In accordance with regulations, we estimate PD by using long-term averages of actual defaults, to which conservative adjustments are made, based on internal data, and make adjustments to LGD taking into account recessionary periods. We regularly perform verifications of PD and LGD through back testing and other methods. We also utilize these estimates for measuring credit risks for internal use, allocating risk capital and other purposes.

● Status of portfolios to which the standardized approach is applied

Eligible external credit assessment institutions used for determining the risk weight for portfolios to which the standardized approach is applied are Rating and Investment Information, Inc. (R&I) in Japan and Standard & Poor’s Ratings Services (S&P) overseas.

We apply a risk weight of 100% for all of our corporate exposure.

● Summary of our internal rating system

See pages 80 to 81 for a summary of our internal rating system and rating assignment procedures.

The following table sets forth information with respect to the definition of obligor ratings.

Obligor ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.	Non-investment grade zone
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.
E1			Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
*	Obligors who have loans in need of monitoring (restructured loans and loans past due for three months or more) out of the obligors who require close watching going forward

(6) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure.

The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the fiscal years ended March 31, 2016 and 2017.

● Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of March 31, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	68,500.9	25,391.7	1,489.6	30,971.8	126,354.1

Overseas	38,737.2	10,892.1	2,678.3	5,884.1	58,191.9
Asia	9,269.4	2,145.6	409.9	1,464.4	13,289.4
Central and South America	3,107.3	56.7	126.7	470.8	3,761.6
North America	15,529.0	6,470.6	711.6	3,190.3	25,901.7
Eastern Europe	374.0	—	0.2	3.1	377.5
Western Europe	6,792.6	1,826.5	1,199.2	497.4	10,315.9
Other areas	3,664.6	392.5	230.4	257.8	4,545.5

Total	107,238.1	36,283.9	4,167.9	36,856.0	184,546.0

Exempt portion	n.a.	n.a.	n.a.	n.a.	10,820.0

	(Billions of yen)
	As of March 31, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	68,581.7	19,414.3	954.6	38,424.0	127,374.7

Overseas	37,218.6	10,014.2	1,635.9	7,854.8	56,723.7
Asia	8,907.9	2,145.6	472.7	1,865.2	13,391.6
Central and South America	2,978.7	56.3	85.1	456.3	3,576.6
North America	14,644.8	6,304.6	339.6	4,420.9	25,710.0
Eastern Europe	289.1	—	0.2	4.6	294.0
Western Europe	6,597.0	882.1	581.5	722.7	8,783.4
Other areas	3,800.9	625.3	156.5	384.9	4,967.7

Total	105,800.4	29,428.5	2,590.5	46,278.8	184,098.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	17,509.4

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of March 31, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	19,955.7	2,212.9	569.1	638.8	23,376.7
Construction	1,498.5	201.1	12.5	47.4	1,759.7
Real estate	8,579.8	548.1	94.8	17.5	9,240.3
Service industries	5,018.6	381.3	85.4	65.8	5,551.2
Wholesale and retail	8,821.9	724.6	147.9	900.4	10,594.9
Finance and insurance	11,709.8	2,970.5	2,093.1	1,777.6	18,551.2
Individuals	11,634.5	—	0.6	10.1	11,645.3
Other industries	26,988.4	9,748.7	1,120.2	6,565.9	44,423.4
Japanese Government; Bank of Japan	13,030.5	19,496.4	43.8	26,832.1	59,402.9

Total	107,238.1	36,283.9	4,167.9	36,856.0	184,546.0

Exempt portion	n.a.	n.a.	n.a.	n.a.	10,820.0

	(Billions of yen)
	As of March 31, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	20,272.4	2,299.9	424.1	742.9	23,739.5
Construction	1,349.2	215.0	7.6	70.6	1,642.4
Real estate	8,608.9	570.4	83.5	19.7	9,282.6
Service industries	5,018.6	397.7	77.4	68.0	5,561.9
Wholesale and retail	8,532.7	738.9	92.3	994.4	10,358.5
Finance and insurance	12,095.5	3,034.3	896.8	2,144.1	18,170.9
Individuals	11,071.5	—	0.8	9.4	11,081.8
Other industries	25,759.5	8,846.0	1,002.5	8,360.3	43,968.5
Japanese Government; Bank of Japan	13,091.8	13,325.9	5.1	33,868.8	60,291.8

Total	105,800.4	29,428.5	2,590.5	46,278.8	184,098.4

Exempt portion	n.a.	n.a	n.a.	n.a	17,509.4

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of March 31, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	27,076.9	5,849.6	775.3	4,940.8	38,642.8
From one year to less than three years	20,332.0	13,249.2	1,666.4	599.1	35,846.9
From three years to less than five years	18,855.2	4,964.2	667.4	16.0	24,502.9
Five years or more	28,091.6	7,803.3	1,043.8	11.8	36,950.7
Other than above	12,882.2	4,417.4	14.7	31,288.0	48,602.5

Total	107,238.1	36,283.9	4,167.9	36,856.0	184,546.0

Exempt portion	n.a.	n.a.	n.a.	n.a.	10,820.0

	(Billions of yen)
	As of March 31, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	28,002.1	7,317.2	378.8	5,819.6	41,518.0
From one year to less than three years	18,999.1	7,689.9	980.2	676.6	28,346.1
From three years to less than five years	19,035.9	1,879.4	451.7	17.8	21,384.9
Five years or more	27,912.4	7,705.1	759.0	11.9	36,388.5
Other than above	11,850.6	4,836.7	20.5	39,752.7	56,460.7

Total	105,800.4	29,428.5	2,590.5	46,278.8	184,098.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	17,509.4

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

● Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of March 31, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	931.3	79.7	4.2	17.1	1,032.4

Overseas	224.1	3.1	7.0	4.9	239.2
Asia	49.6	0.0	0.5	0.7	50.9
Central and South America	55.3	0.0	3.3	0.0	58.6
North America	29.5	3.0	—	1.6	34.2
Eastern Europe	1.9	—	0.0	—	2.0
Western Europe	64.6	0.0	3.1	2.3	70.2
Other areas	22.9	—	—	0.1	23.0

Total	1,155.4	82.9	11.3	22.0	1,271.7

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.8

	(Billions of yen)
	As of March 31, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	973.8	90.6	2.9	10.5	1,078.1

Overseas	244.6	2.9	7.8	3.3	258.8
Asia	54.2	0.0	1.8	1.1	57.2
Central and South America	98.5	0.0	2.8	0.0	101.3
North America	30.1	2.9	0.1	1.4	34.7
Eastern Europe	0.6	—	0.0	—	0.7
Western Europe	47.3	0.0	2.9	0.5	50.8
Other areas	13.7	—	0.0	0.1	13.9

Total	1,218.5	93.6	10.8	13.9	1,336.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of March 31, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	420.3	73.2	2.7	4.5	500.7
Construction	17.9	0.0	—	0.5	18.5
Real estate	76.3	0.6	0.1	0.2	77.3
Service industries	84.4	0.8	0.7	1.2	87.3
Wholesale and retail	195.1	1.5	0.6	9.5	206.9
Finance and insurance	11.3	5.5	0.0	2.1	19.0
Individuals	108.3	—	—	1.1	109.5
Other industries	241.5	0.9	7.0	2.6	252.2

Total	1,155.4	82.9	11.3	22.0	1,271.7

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.8

	(Billions of yen)
	As of March 31, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	548.4	87.5	2.9	4.8	643.8
Construction	13.2	0.0	0.0	0.0	13.3
Real estate	59.0	0.3	0.1	0.2	59.6
Service industries	84.1	0.4	0.9	0.9	86.4
Wholesale and retail	176.1	2.2	0.3	4.1	182.8
Finance and insurance	11.1	2.6	0.0	1.8	15.6
Individuals	94.6	—	—	1.1	95.7
Other industries	231.8	0.3	6.4	0.7	239.4

Total	1,218.5	93.6	10.8	13.9	1,336.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

● Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are excluded.

(F) Fiscal year-end balances of reserves for possible losses on loans and changes during the fiscal year

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2016	As of, or for the fiscal year ended, March 31, 2017
General reserve for possible losses on loans
Beginning balance	344.4	304.8
Increase during the fiscal year	304.8	344.7
Decrease during the fiscal year	344.4	304.8
Ending balance	304.8	344.7

Specific reserve for possible losses on loans
Beginning balance	180.3	154.6
Increase during the fiscal year	154.6	164.4
Decrease during the fiscal year	180.3	154.6
Ending balance	154.6	164.4

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.6	0.0
Increase during the fiscal year	0.0	0.0
Decrease during the fiscal year	0.6	0.0
Ending balance	0.0	0.0

Total
Beginning balance	525.4	459.5
Increase during the fiscal year	459.5	509.1
Decrease during the fiscal year	525.4	459.5
Ending balance	459.5	509.1

Note:

General reserve for possible losses on loans in the above table represents the amount recorded in our consolidated balance sheet, and the amounts associated with regarded-method exposure and securitization exposure are not excluded.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2015	As of March 31, 2016	Change
Domestic	120.0	96.2	(23.8)
Manufacturing	29.5	27.2	(2.3)
Construction	5.5	3.1	(2.3)
Real estate	5.0	2.3	(2.6)
Service industries	11.4	11.5	0.0
Wholesale and retail	35.0	28.8	(6.2)
Finance and insurance	0.8	0.6	(0.1)
Individuals	25.6	17.3	(8.3)
Other industries	6.9	5.0	(1.8)

Overseas	49.9	49.1	(0.8)

Exempt portion	10.4	9.3	(1.0)

Total	180.3	154.6	(25.6)

	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017	Change
Domestic	96.2	105.0	8.7
Manufacturing	27.2	36.4	9.2
Construction	3.1	0.8	(2.3)
Real estate	2.3	1.9	(0.3)
Service industries	11.5	12.6	1.1
Wholesale and retail	28.8	33.4	4.5
Finance and insurance	0.6	0.5	(0.0)
Individuals	17.3	14.1	(3.2)
Other industries	5.0	4.8	(0.1)

Overseas	49.1	49.2	0.0

Exempt portion	9.3	10.1	0.8

Total	154.6	164.4	9.7

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
Manufacturing	1.1	0.9
Construction	0.2	0.3
Real estate	0.8	0.2
Service industries	1.4	2.3
Wholesale and retail	7.9	3.1
Finance and insurance	0.1	—
Individuals	5.3	4.4
Other industries	29.4	4.2

Exempt portion	0.0	0.1

Total	46.6	15.8

Notes:

1.	The above table represents the breakdown of losses on write-offs of loans recorded in our consolidated statement of income after excluding the amounts associated with regarded-method exposure and securitization exposure.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Other industries” include overseas and non-Japanese resident portions.

● Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of March 31, 2016

Risk weight	On-balance sheet	Off-balance sheet	Total	With external rating
0%	4,659.9	695.5	5,355.4	63.2
10%	225.4	—	225.4	—
20%	1,117.2	859.9	1,977.2	81.3
35%	—	—	—	—
50%	46.3	41.5	87.9	51.8
100%	2,044.3	1,076.2	3,120.5	57.3
150%	0.0	—	0.0	0.0
250%	53.3	—	53.3	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	—	—	—

Total	8,146.6	2,673.3	10,820.0	253.6

	(Billions of yen)
	As of March 31, 2017

Risk weight	On-balance sheet	Off-balance sheet	Total	With external rating
0%	10,729.6	1,522.4	12,252.1	50.0
10%	179.8	—	179.8	—
20%	1,337.2	511.1	1,848.4	63.5
35%	—	—	—	—
50%	42.4	55.8	98.3	22.0
100%	1,894.8	1,186.8	3,081.6	122.9
150%	0.0	—	0.0	—
250%	48.9	—	48.9	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	14,233.1	3,276.3	17,509.4	258.4

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Amount of exposure to which a risk weight of 1,250% is applied

	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017
Amount of exposure to which a risk weight of 1,250% is applied	0.8	0.2

● Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
Risk weight	As of March 31, 2016	As of March 31, 2017
50%	0.5	0.0
70%	41.6	13.4
90%	1.1	3.8
95%	44.6	87.6
115%	5.0	4.5
120%	15.4	8.0
140%	7.5	15.2
250%	39.6	17.0
Default	19.5	15.5

Total	175.2	165.6

(L) Equity exposure under simple risk weight method of market-based approach by risk weight category

	(Billions of yen)
Risk weight	As of March 31, 2016	As of March 31, 2017
300%	488.3	737.5
400%	71.1	55.6

Total	559.4	793.1

Note:	Of the equity exposure under the simple risk weight method, a risk weight of 300% is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	(Billions of yen, except percentages)
	As of March 31, 2016
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	1.72	36.43	n.a.	37.92	77,953.6	56,053.9	21,899.7	22,666.8	74.99
Investment grade zone	0.10	38.05	n.a.	27.27	54,868.1	36,687.2	18,180.9	19,298.2	74.99
Non-investment grade zone	1.49	32.28	n.a.	64.49	22,127.0	18,442.6	3,684.4	3,360.5	75.00
Default	100.00	39.19	36.60	34.30	958.4	924.0	34.4	8.0	75.00

Sovereign	0.01	38.29	n.a.	1.60	79,893.0	65,570.6	14,322.4	854.0	75.00
Investment grade zone	0.00	38.29	n.a.	1.49	79,739.7	65,426.9	14,312.7	845.5	75.00
Non-investment grade zone	0.72	38.13	n.a.	61.26	153.2	143.5	9.7	8.4	75.00
Default	100.00	56.88	52.15	62.73	0.0	0.0	—	—	—

Bank	0.18	35.19	n.a.	26.25	6,923.3	4,151.3	2,772.0	555.6	75.00
Investment grade zone	0.09	35.00	n.a.	22.09	6,198.3	3,557.9	2,640.4	451.8	75.00
Non-investment grade zone	0.69	36.65	n.a.	61.91	723.0	591.4	131.5	103.8	75.00
Default	100.00	97.07	94.79	30.21	1.9	1.9	—	—	—

Equity exposure under PD/LGD approach	2.04	90.00	n.a.	141.61	3,901.2	3,858.0	43.1	—	—
Investment grade zone	0.07	90.00	n.a.	112.47	3,558.7	3,515.5	43.1	—	—
Non-investment grade zone	1.03	90.00	n.a.	236.83	268.0	268.0	—	—	—
Default	100.00	90.00	n.a.	1,191.88	74.4	74.4	—	—	—

Total	0.85	38.50	n.a.	22.64	168,671.3	129,633.9	39,037.4	24,076.5	74.99
Investment grade zone	0.05	39.33	n.a.	14.90	144,364.9	109,187.6	35,177.2	20,595.6	74.99
Non-investment grade zone	1.45	33.11	n.a.	66.37	23,271.5	19,445.7	3,825.7	3,472.8	75.00
Default	100.00	42.95	36.72	117.56	1,034.9	1,000.5	34.4	8.0	75.00

	(Billions of yen, except percentages)
	As of March 31, 2017
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	1.76	36.17	n.a.	36.73	78,222.1	56,571.6	21,650.4	22,184.7	74.99
Investment grade zone	0.09	37.82	n.a.	26.08	55,538.0	37,788.8	17,749.1	18,464.6	74.99
Non-investment grade zone	1.49	31.95	n.a.	64.06	21,680.0	17,927.0	3,752.9	3,563.4	75.00
Default	100.00	35.87	33.22	35.12	1,004.0	855.7	148.2	156.6	75.00

Sovereign	0.01	37.96	n.a.	1.27	80,314.2	67,492.6	12,821.5	816.3	75.00
Investment grade zone	0.00	37.96	n.a.	1.16	80,165.1	67,353.7	12,811.4	806.8	75.00
Non-investment grade zone	0.94	37.82	n.a.	63.75	149.0	138.8	10.1	9.4	75.00
Default	100.00	28.51	25.45	40.51	0.0	0.0	—	—	—

Bank	0.16	37.28	n.a.	23.23	5,921.5	4,231.3	1,690.2	734.3	75.00
Investment grade zone	0.08	37.30	n.a.	19.41	5,337.6	3,764.5	1,573.0	643.6	75.00
Non-investment grade zone	0.59	36.96	n.a.	58.25	582.4	465.3	117.1	90.6	75.00
Default	100.00	96.75	94.52	29.55	1.4	1.4	—	—	—

Equity exposure under PD/LGD approach	2.28	90.00	n.a.	145.16	4,180.1	4,064.4	115.7	—	—
Investment grade zone	0.07	90.00	n.a.	112.90	3,788.9	3,673.2	115.7	—	—
Non-investment grade zone	1.10	90.00	n.a.	240.10	301.9	301.9	—	—	—
Default	100.00	90.00	n.a.	1,192.50	89.3	89.3	—	—	—

Total	0.88	38.40	n.a.	22.06	168,638.0	132,360.1	36,277.9	23,735.3	74.99
Investment grade zone	0.04	39.24	n.a.	14.31	144,829.7	112,580.3	32,249.4	19,915.1	74.99
Non-investment grade zone	1.46	32.89	n.a.	66.25	22,713.3	18,833.1	3,880.2	3,663.5	75.00
Default	100.00	40.37	33.31	129.54	1,094.9	946.6	148.2	156.6	75.00

Notes:

1.	Investment grade zone includes obligor ratings A1 through B2, non-investment grade zone includes C1 through E2 (excluding E2R), and default includes E2R through H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

5.	Regarding equity exposure under the PD/LGD approach, we recognize the risk-weighted assets by multiplying 1,250% by the expected loss (“EL”).

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of March 31, 2016
	PD (EAD weighted average)	LGD (EAD weighted average)	EL default (EAD weighted average)	Risk weight (EAD weighted average)	EAD (Billions of yen)			Amount of undrawn	Weighted average of credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)		sheet	sheet	commitments	factor (%)
Residential mortgage	1.68	41.05	n.a.	32.11	9,855.1	9,698.6	156.4	10.0	75.00
Non-default	0.76	40.99	n.a.	32.10	9,763.1	9,608.6	154.5	10.0	75.00
Default	100.00	47.31	44.79	33.37	91.9	90.0	1.9	—	—

Qualifying revolving loan (retail)	3.18	76.66	n.a.	64.45	562.9	373.7	189.1	1,610.0	11.75
Non-default	3.03	76.67	n.a.	64.46	562.0	373.1	188.9	1,608.5	11.75
Default	100.00	71.97	67.80	55.26	0.8	0.6	0.2	1.5	14.39

Other retail	4.38	51.67	n.a.	49.11	2,524.5	2,508.6	15.8	18.1	65.01
Non-default	1.65	51.87	n.a.	49.45	2,454.3	2,442.0	12.2	14.3	57.51
Default	100.00	44.83	42.02	37.24	70.1	66.5	3.6	3.8	92.69

Total	2.28	44.67	n.a.	36.83	12,942.5	12,581.0	361.4	1,638.2	12.73
Non-default	1.03	44.65	n.a.	36.85	12,779.4	12,423.7	355.6	1,632.8	12.53
Default	100.00	46.37	43.72	35.15	163.0	157.2	5.7	5.4	70.15

	(Billions of yen, except percentages)
	As of March 31, 2017
	PD (EAD weighted average)	LGD (EAD weighted average)	EL default (EAD weighted average)	Risk weight (EAD weighted average)	EAD (Billions			Amount of undrawn	Weighted average of credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	of yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	1.61	41.29	n.a.	32.98	9,388.0	9,258.2	129.8	9.1	75.00
Non-default	0.76	41.24	n.a.	32.92	9,307.8	9,179.6	128.2	9.1	75.00
Default	100.00	47.30	44.25	40.27	80.2	78.6	1.5	—	—

Qualifying revolving loan (retail)	3.25	76.82	n.a.	66.05	629.2	414.9	214.2	1,715.6	12.49
Non-default	3.14	76.83	n.a.	66.05	628.4	414.4	214.0	1,714.1	12.49
Default	100.00	71.62	66.53	67.40	0.7	0.5	0.1	1.5	12.84

Other retail	4.50	49.02	n.a.	46.43	2,218.2	2,204.2	14.0	16.4	65.02
Non-default	1.66	49.12	n.a.	46.56	2,154.0	2,143.4	10.5	12.7	56.80
Default	100.00	45.71	42.54	41.92	64.2	60.7	3.4	3.6	93.64

Total	2.22	44.52	n.a.	37.12	12,235.5	11,877.4	358.0	1,741.2	13.31
Non-default	1.04	44.49	n.a.	37.07	12,090.3	11,737.5	352.8	1,736.0	13.14
Default	100.00	46.72	43.61	41.14	145.2	139.9	5.2	5.2	69.86

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from April 1, 2015 through March 31, 2016	For the period from April 1, 2016 through March 31, 2017
	Actual losses	Actual losses
Corporate	24.8	(2.8)
Sovereign	0	0
Bank	(0.5)	(0.2)
Residential mortgage	(6.0)	(0.6)
Qualifying revolving loan (retail)	0.4	0.5
Other retail	(1.2)	(1.6)

Total	17.4	(4.9)

Note:

Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserve for possible losses on loans and general reserve for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

<Analysis>

The total amount of actual losses was decreased by ¥22.3 billion from the previous period to negative ¥4.9 billion due to significant decrease of losses from corporate exposure.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from April 1, 2007 through March 31, 2008			For the period from April 1, 2008 through March 31, 2009
	Estimated losses (expected losses as of March 31, 2007)		Actual losses	Estimated losses (expected losses as of March 31, 2008)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,086.0	217.0	74.6	1,121.0	350.0	345.3
Sovereign	5.4	(7.0)	0.0	1.3	(11.1)	0.0
Bank	6.4	2.6	(2.6)	2.9	2.5	28.6
Residential mortgage	78.2	6.8	5.1	86.6	22.7	17.2
Qualifying revolving loan (retail)	7.2	2.3	(0.1)	7.9	3.2	2.1
Other retail	52.9	8.8	(2.8)	51.9	16.4	3.8

Total	1,236.5	230.5	74.1	1,271.8	383.9	397.3

	(Billions of yen)
	For the period from April 1, 2009 through March 31, 2010			For the period from April 1, 2010 through March 31, 2011
	Estimated losses (expected losses as of March 31, 2009)		Actual losses	Estimated losses (expected losses as of March 31, 2010)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,313.1	473.3	166.5	1,296.9	454.0	22.9
Sovereign	1.7	(10.8)	0.3	1.5	(11.4)	0.2
Bank	35.5	6.5	1.0	38.4	8.3	(0.4)
Residential mortgage	95.8	24.8	33.2	122.6	31.1	31.5
Qualifying revolving loan (retail)	10.3	3.8	0.2	10.2	3.5	1.4
Other retail	51.3	15.6	4.3	51.2	15.0	23.1

Total	1,508.0	513.3	205.8	1,521.1	500.6	78.7

	(Billions of yen)
	For the period from April 1, 2011 through March 31, 2012			For the period from April 1, 2012 through March 31, 2013
	Estimated losses (expected losses as of March 31, 2011)		Actual losses	Estimated losses (expected losses as of March 31, 2012)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	989.6	373.2	29.2	828.0	272.6	75.6
Sovereign	1.3	(11.7)	0.2	3.1	(10.2)	0.2
Bank	31.9	4.1	(1.4)	18.4	6.3	(5.0)
Residential mortgage	150.4	43.2	(2.9)	134.8	41.6	(9.2)
Qualifying revolving loan (retail)	12.2	4.2	(0.7)	10.8	3.7	0.3
Other retail	74.7	24.1	5.2	73.5	24.2	0.2

Total	1,260.3	437.2	29.5	1,068.8	338.4	62.1

	(Billions of yen)
	For the period from April 1, 2013 through March 31, 2014			For the period from April 1, 2014 through March 31, 2015
	Estimated losses (expected losses as of March 31, 2013)		Actual losses	Estimated losses (expected losses as of March 31, 2014)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	785.1	246.9	(41.2)	596.0	195.5	128.1
Sovereign	1.7	(11.9)	(13.5)	1.5	1.5	0.0
Bank	12.5	6.4	(1.2)	10.3	5.6	(1.2)
Residential mortgage	123.7	50.5	(3.2)	104.8	46.1	(0.7)
Qualifying revolving loan (retail)	11.2	3.9	0.4	11.5	3.8	2.2
Other retail	69.1	26.2	1.4	61.9	23.8	5.1

Total	1,003.5	322.3	(57.4)	786.3	276.6	133.6

	(Billions of yen)
	For the period from April 1, 2015 through March 31, 2016			For the period from April 1, 2016 through March 31, 2017
	Estimated losses (expected losses as of March 31, 2015)		Actual losses	Estimated losses (expected losses as of March 31, 2016)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	607.1	128.9	24.8	483.4	117.6	(2.8)
Sovereign	1.6	1.5	0	1.8	1.7	0
Bank	7.3	3.9	(0.5)	5.5	3.6	(0.2)
Residential mortgage	80.4	31.2	(6.0)	71.5	34.2	(0.6)
Qualifying revolving loan (retail)	12.3	2.4	0.4	13.6	3.3	0.5
Other retail	54.3	15.1	(1.2)	47.8	16.5	(1.6)

Total	763.2	183.3	17.4	623.8	177.2	(4.9)

Notes:

1.	Estimated losses after deduction of reserve are the amount after deductions of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as of the beginning of each period. Equity exposure under the PD/LGD approach is not included in the amount of estimated losses.

2.	Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

∎ Methods for credit risk mitigation

(7) Risk management regarding credit risk mitigation

We obtain collateral and guarantees as a means of securing credit. In obtaining the collateral and guarantees, we evaluate the value of the collateral, guarantee performance capability of guarantor and legal enforceability, and we also conduct periodical subsequent re-evaluations. Furthermore, we monitor the state of concentration of collateral type and concentration of credit risks in individual companies, including indirect credit exposure such as guarantees.

When calculating the credit risk weighted assets for capital adequacy ratio regulations, the effect of credit risk mitigation through financial collateral (mainly deposits and securities), other collateral (mainly real estate) and guarantees by “sovereign, banks or corporations above a certain credit rating” is reflected.

For derivatives transactions and repurchase transactions, in cases in which a bilateral netting contract is valid in light of the legal system of the relevant jurisdiction, we take its effect into consideration.

(8) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of March 31, 2016
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	1,075.7	5,455.6	7,740.6	50.4	14,322.5
Corporate	642.1	5,003.9	6,529.5	50.4	12,226.0
Sovereign	13.2	10.5	504.7	—	528.5
Bank	394.8	193.9	58.8	—	647.6
Retail	25.6	247.2	647.4	—	920.3
Residential mortgage	—	—	151.0	—	151.0
Qualifying revolving loan	—	—	0.2	—	0.2
Other retail	25.6	247.2	496.2	—	769.1
Others	—	—	—	—	—

Standardized approach	200.3	n.a.	196.8	—	397.1
Sovereign	160.0	n.a.	196.8	—	356.8
Bank	26.5	n.a.	—	—	26.5
Corporate	13.7	n.a.	—	—	13.7
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	1,276.0	5,455.6	7,937.4	50.4	14,719.6

	(Billions of yen)
	As of March 31, 2017
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	806.3	5,045.9	8,429.4	11.7	14,293.4
Corporate	740.9	4,670.6	7,412.7	11.7	12,836.0
Sovereign	8.5	8.3	369.9	—	386.8
Bank	33.3	99.6	82.3	—	215.3
Retail	23.4	267.2	564.4	—	855.1
Residential mortgage	—	—	122.5	—	122.5
Qualifying revolving loan	—	—	0.1	—	0.1
Other retail	23.4	267.2	441.7	—	732.4
Others	—	—	—	—	—

Standardized approach	124.5	n.a.	163.4	—	287.9
Sovereign	100.0	n.a.	163.4	—	263.4
Bank	14.0	n.a.	—	—	14.0
Corporate	10.5	n.a.	—		10.5
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	930.8	5,045.9	8,592.9	11.7	14,581.4

∎ Counterparty risk in derivatives transactions and long-settlement transactions

(9) Management of counterparty risk in derivatives transactions and long-settlement transactions

In managing the risk pertaining to counterparty risk in derivatives transactions and long-settlement transactions, we generally allocate risk capital together with loans, etc. As to derivatives transactions with financial institutions, etc., we periodically, where necessary, deliver and receive collateral to and from the counterparty based on the replacement cost to mitigate credit risk (collateralized derivatives transactions). In conducting such transactions, there is a risk in which we may be required to provide additional collateral in cases where our credit profile deteriorates. We calculate reserves for derivatives transactions by multiplying the same reserve ratio that we use for loans, etc., against the replacement cost.

(10) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

	(Billions of yen)
	As of March 31, 2016			As of March 31, 2017
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Current exposure method
Foreign exchange-related transactions	2,637.9	2,903.1	5,541.1	139.7	95.7	235.4
Interest rate-related transactions	3,827.2	1,031.2	4,858.5	156.5	61.8	218.3
Gold-related transactions	—	—	—	—	—	—
Equity-related transactions	107.8	182.5	290.3	36.6	130.4	167.0
Transactions related to precious metals (other than gold)	48.8	101.8	150.7	33.1	73.7	106.8
Other commodity-related transactions	671.5	896.4	1,568.0	527.4	1,160.5	1,688.0
Credit derivatives transactions	33.1	213.2	246.3	2.4	8.1	10.6
Subtotal (A)	7,326.5	5,328.5	12,655.1	895.9	1,530.4	2,426.4
Netting benefits by close-out netting settlement contracts (B)	n.a.	n.a.	7,250.9	n.a.	n.a.	1,154.2
Subtotal (C)=(A)+(B)	n.a.	n.a.	5,404.1	n.a.	n.a.	1,272.1
Effect of credit risk mitigation by collateral (D)	n.a.	n.a.	490.6	n.a.	n.a.	298.6

Total (C)+(D)	n.a.	n.a.	4,913.5	n.a.	n.a.	973.5

Standardized method			Credit equivalent amount			Credit equivalent amount
Total			333.6			16.3

Expected positive exposure method

Total			n.a.			2,386.1

Note:	We introduced expected positive exposure method during the fiscal year ended March 31, 2017 to calculate credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of March 31, 2016			As of March 31, 2017
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	52.9	9.4	62.3	26.8	5.9	32.8

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “netting benefits by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017
Financial collateral	386.1	23.7
Other collateral	39.9	31.1
Guarantees, others	17.6	11.7

Total	443.7	66.7

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of March 31, 2016	As of March 31, 2017
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Protection bought	1,885.4	1,708.2
	Protection sold	1,912.9	1,803.0

Total return swap	Protection bought	—	—
	Protection sold	—	—

Total	Protection bought	1,885.4	1,708.2
	Protection sold	1,912.9	1,803.0

Note: Credit derivatives used for credit risk mitigation are as follows:

	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017
Credit derivatives used for credit risk mitigation	57.7	20.0

∎ Securitization exposure

We classify transactions as securitization exposure based on two characteristics, “non-recourse” and “senior/subordinated structure,” pursuant to the definitions set forth in the FSA Notice No. 20, etc.; provided that the transactions do not include those which fall within specialized lending exposure.

(11) Summary of securitization exposure and its risk management

We are associated with securitization transactions from various purposes and positions through our banking book and trading book. Quantitative information related to (a) to (c) below is disclosed in “(13) Quantitative disclosure items for securitization exposure,” in accordance with the definitions set forth in the FSA Notice No. 20. Securitization exposures are separately disclosed for calculation of credit risk-weighted assets and market risk equivalent amounts.

● The role of our securitization transactions

(a) Securitization of our assets (“Securitization as originator”)

For the purposes of mitigating credit risk and credit concentration risk, controlling economic capital and responding to the needs of our investors, etc., we engage in securitization transactions the underlying assets of which include mortgage loans and loans to our corporate customers. When conducting a securitization as an originator, we consider such transaction from various aspects, including the effects of reduction of economic capital and improvement of return on risk as well as the practical effects of risk transfers, and make a comprehensive judgment on structure and appropriateness of transaction.

(b) Securitization program (ABCP/ABL) sponsor

As a means of supporting our customers in their securitization of their account receivables and notes receivables, etc., we retain securitization exposure by providing asset-backed loans (ABLs, which are on-balance-sheet transactions), and providing asset-backed commercial paper (ABCP) backup lines (off-balance-sheet transactions), as sponsor to special purpose companies (in the form of Cayman Islands Corporations, etc.). In such cases, in addition to gaining firm understanding of the actual risk profile through due diligence from the viewpoint of investors, we assign internal ratings and make evaluations by assessing such transactions and carefully managing the exposure together with other direct loan assets.

(c) Investment in alternative credit risk assets (“Securitization transactions as investor”)

We hold securitization products, such as ABS, CMBS, RMBS, and CDO, and resecuritization products, the underlying assets of which are mainly RMBS and CDO, etc., for the purpose of investing in alternative credit risk assets that are different from conventional credit risk assets in order to diversify our investment portfolio. The Risk Management Committee, etc. set limits on the amount of investment for securitization transactions as investor, and we maintain a stringent structure for management of such transactions. In addition, we implement stress tests based on scenarios under the market liquidity depletion and sharp price declines.

In addition, we undertake various securitization program arrangements such as ABL, ABCP and trust schemes, etc., as a means of financing for our customers. We endeavor to understand the actual risk profile, including the underlying assets, and to disclose appropriately the risks and terms of the program to the customers who invest in the product.

Furthermore, we actively act as servicer for securitization transactions, offer settlement account facilities (servicer cash advance) and provide interest rate swaps to securitization conduits.

None of our affiliated entities hold securitization products in which we are involved as originators or sponsors.

●   Overview of risk characteristics in securitization and monitoring system

In addition to price fluctuation and market liquidity risks, securitization and resecuritization products are exposed to risks related to default, recovery and granularity of underlying asset portfolio.

The structure of these products also contains risks related to the originators, the administrators, trustees and managers of the underlying assets.

To address these risks, we also analyze the structure in terms of the underlying assets and credit events. We monitor the ability, quality and operating performance of originators and managers in charge of controlling the underlying assets as well as covenant information and credit status of the parties related to the program.

In addition, for resecuritization products, we pay attention to the underlying assets of the underlying securitization products.

We also assign internal ratings to all products and review the rating at least once a year. If there is a change in the credit situations, we will review the internal rating as appropriate. As mentioned above, we have established a system to comprehensively understand the risk characteristics of securitization exposures and manage these exposures.

We conduct credit risk measurements on all credit transactions, including securitization transactions. Furthermore, we carry out periodic monitoring on investment amount and performance on securitization transactions and report the situations to our Risk Management Committee, etc.

●   Status of response to Basel Framework

In calculating credit risk-weighted assets of securitization exposure under the internal ratings-based approach, we apply the ratings-based approach (“RBA”) if the asset has a rating obtained from eligible external credit assessment institutions and apply the supervisory formula approach (“SF”) in other cases pursuant to the FSA Notice No. 20. We apply a risk weight of 1,250% under Basel III when neither RBA nor SF can be applied.

In addition, in calculating credit risk-weighted assets of securitization exposure under the standardized approach, we calculate based on risk weight according to ratings by eligible external credit assessment institutions and weighted average risk weight of underlying assets.

In terms of securitization exposure in our trading book that is subject to market risk regulations, we adopt the standardized measurement method and calculate market risk equivalent amounts in connection with the specific risks of securitization products based on risk weights according to ratings assigned by eligible external credit assessment institutions pursuant to the FSA Notice No. 20.

As for the eligible external credit assessment institutions, we refer to Rating and Investment Information, Inc. (R&I), Japan Credit Rating Agency, Ltd. (JCR), Moody’s Investors Service Inc. (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings, Ltd. in determining securitization exposure risk weight (We do not separately designate eligible external credit assessment institutions for each type of securitization exposure).

(12) Accounting policies for securitization transactions

The point at which financial assets and liabilities relating to securitization transactions begin or cease to be recognized, their evaluation and accounting treatment are pursuant to “Accounting Standards Relating to Financial Products” (Business Accounting Standards No. 10), etc., and we applied (a) valuations obtained from brokers and others or (b) reasonably calculated prices based on the reasonable estimates of our management as fair value, unless it is deemed to be extremely difficult to determine the fair value. In deriving reasonably calculated prices based on the reasonable estimates of our management, we used the discounted cash flow method, and the price decision variables include default rates, recovery rates, pre-payment rates and discount rates.

Furthermore, we apply appropriate accounting treatment on compound financial products based on “Report on Auditing Securitized Instruments”, announced by the Japanese Institute of Certified Public Accountants on March 26, 2008.

(13) Quantitative disclosure items for securitization exposure

● Securitization exposure as originator (for calculation of credit risk-weighted assets)

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	58.8	—	—	—	—	—	58.8
Default exposure	—	0.3	—	—	—	—	—	0.3
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	70.6	—	—	70.6
Default exposure	—	—	—	—	—	—	—	—
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	58.8	—	—	70.6	—	—	129.5

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	48.1	—	—	—	—	—	48.1
Default exposure	—	0.2	—	—	—	—	—	0.2
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	280.9	—	—	280.9
Default exposure	—	—	—	—	—	—	—	—
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	277.4	—	—	277.4
Total amount of underlying assets (a)+(b)	—	48.1	—	—	280.9	—	—	329.1

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31, 2016 and 2017.

2.	“Amount of underlying assets” and “Losses during the fiscal year” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

4.	“Credit cards” include shopping credit receivables, card loans, etc.

5.	The effects of risk mitigation, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

–Exposure intended to be securitized–

(Billions of yen)
As of March 31, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of March 31, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(B) Information of securitization exposure retained or purchased –Exposure by type of underlying asset–
	(Billions of yen)
	As of March 31, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	—	—	—	70.6	—	—	70.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	70.6	—	—	70.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	64.5	—	—	64.5

	(Billions of yen)
	As of March 31, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	0	—	—	280.9	—	—	280.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	0	—	—	280.9	—	—	280.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0	—	—	0.6	—	—	0.6
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

4.	“Exposure on resecuritizations” as of both March 31, 2016 and 2017 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of March 31, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	62.7	—	—	—	62.7	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	1.7	—	—	—	1.7	—
Up to 650%	6.1	—	—	—	6.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	70.6	—	—	—	70.6	—

	(Billions of yen)
	As of March 31, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	267.4	—	—	—	267.4	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	1.7	—	—	—	1.7	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	11.1	—	—	—	11.1	—
1,250%	0.6	—	—	—	0.6	—

Total	280.9	—	—	—	280.9	—
–Amount of required capital by risk weight category–
	(Billions of yen)
	As of March 31, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	0.3	—	—	—	0.3	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	—	—	—	—	—	—
Up to 650%	0.5	—	—	—	0.5	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	0.9	—	—	—	0.9	—

	(Billions of yen)
	As of March 31, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	1.5	—	—	—	1.5	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	0.2	—	—	—	0.2	—
1,250%	0.7	—	—	—	0.7	—

Total	2.6	—	—	—	2.6	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of March 31, 2016	As of March 31, 2017
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Capital increase due to securitization transactions–

(Billions of yen)
As of March 31, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

(Billions of yen)
As of March 31, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

● Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of credit risk-weighted assets)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	60.8	—	103.2	161.5	400.2	—	61.2	787.1
Default exposure	—	—	—	—	3.3	—	—	3.3
Estimated loss amount related to underlying assets during the fiscal year	1.5	—	0.8	3.6	5.0	—	2.2	13.3
Amount of exposures securitized during the fiscal year	1,263.5	—	862.3	648.8	3,077.6	—	828.7	6,681.0

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	43.3	—	74.4	31.9	307.5	—	43.3	500.6
Default exposure	—	—	—	—	4.9	—	—	4.9
Estimated loss amount related to underlying assets during the fiscal year	1.6	—	0.8	0.5	5.8	—	0.7	9.6
Amount of exposures securitized during the fiscal year	394.0	—	814.3	753.7	2,512.4	—	680.3	5,154.9

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31, 2016 and 2017.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.	Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

• parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

• with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	32.3	—	95.9	78.0	388.6	—	61.0	656.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	137.3	—	48.6	0.0	64.9	—	—	251.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	169.7	—	144.5	78.1	453.6	—	61.0	907.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	111.5	—	90.2	53.5	200.4	—	31.8	487.6

	(Billions of yen)
	As of March 31, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	17.8	—	62.7	30.1	296.3	—	43.3	450.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	136.3	—	0.1	—	54.0	—	27.6	218.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	154.2	—	62.9	30.1	350.4	—	71.0	668.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	98.2	—	—	18.0	153.0	—	58.3	327.7

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	“Exposure on resecuritizations” as of both March 31, 2016 and 2017 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of March 31, 2016

Risk weight	On-balance sheet	Exposure resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	650.4	—	251.0	—	901.5	—
Up to 50%	2.1	—	—	—	2.1	—
Up to 100%	3.4	—	—	—	3.4	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	656.1	—	251.0	—	907.1	—

	(Billions of yen)
	As of March 31, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	434.9	—	218.2	—	653.1	—
Up to 50%	14.0	—	—	—	14.0	—
Up to 100%	1.6	—	—	—	1.6	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	450.6	—	218.2	—	668.8	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of March 31, 2016
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	3.8	—	1.5	—	5.4	—
Up to 50%	0.0	—	—	—	0.0	—
Up to 100%	0.1	—	—	—	0.1	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	4.1	—	1.5	—	5.7	—

	(Billions of yen)
	As of March 31, 2017
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	2.7	—	1.4	—	4.1	—
Up to 50%	0.2	—	—	—	0.2	—
Up to 100%	0.1	—	—	—	0.1	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	3.1	—	1.4	—	4.5	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of March 31, 2016	As of March 31, 2017
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

● Securitization exposure as investor(for calculation of credit risk-weighted assets)

(E) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	44.0	949.6	469.5	107.8	427.4	12.4	311.3	2,322.2
Exposure on resecuritizations	—	4.6	—	—	5.8	—	—	10.4
Off-balance sheet	107.0	—	191.0	53.5	169.4	0.1	2.6	523.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	151.0	949.6	660.6	161.3	596.8	12.5	314.0	2,846.2
Exposure on resecuritizations	—	4.6	—	—	5.8	—	—	10.4
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	0.8	—	0.8
Exposure whose underlying assets are overseas assets	151.0	0.0	627.7	157.3	596.8	0.3	269.5	1,802.9

	(Billions of yen)
	As of March 31, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	145.0	818.9	725.6	333.5	425.4	6.5	195.3	2,650.4
Exposure on resecuritizations	—	0.0	—	—	—	—	—	0.0
Off-balance sheet	32.0	—	97.2	130.1	161.6	0.1	2.3	423.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	177.1	818.9	822.8	463.7	587.1	6.6	197.6	3,074.1
Exposure on resecuritizations	—	0.0	—	—	—	—	—	0.0
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	0.2	—	0.2
Exposure whose underlying assets are overseas assets	161.3	0.0	819.9	462.8	587.1	0.1	163.3	2,194.8

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” as of both March 31, 2016 and 2017 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of March 31, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2,270.9	4.6	521.1	—	2,792.0	4.6
Up to 50%	34.3	5.8	—	—	34.3	5.8
Up to 100%	3.9	—	—	—	3.9	—
Up to 250%	—	—	—	—	—	—
Up to 650%	12.3	—	2.6	—	14.9	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.6	—	0.1	—	0.8	—

Total	2,322.2	10.4	523.9	—	2,846.2	10.4

	(Billions of yen)
	As of March 31, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2,593.7	0.0	421.1	—	3,014.9	0.0
Up to 50%	44.8	—	—	—	44.8	—
Up to 100%	8.3	—	1.7	—	10.1	—
Up to 250%	—	—	—	—	—	—
Up to 650%	3.3	—	0.5	—	3.9	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	0.1	—	0.2	—

Total	2,650.4	0.0	423.6	—	3,074.1	0.0

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of March 31, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	12.7	0.0	3.2	—	15.9	0.0
Up to 50%	0.7	0.1	—	—	0.7	0.1
Up to 100%	0.3	—	—	—	0.3	—
Up to 250%	—	—	—	—	—	—
Up to 650%	3.4	—	0.7	—	4.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.6	—	0.1	—	0.8	—

Total	17.8	0.2	4.1	—	21.9	0.2

	(Billions of yen)
	As of March 31, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	14.9	0.0	3.3	—	18.2	0.0
Up to 50%	0.9	—	—	—	0.9	—
Up to 100%	0.6	—	0.1	—	0.8	—
Up to 250%	—	—	—	—	—	—
Up to 650%	0.9	—	0.1	—	1.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	0.1	—	0.2	—

Total	17.5	0.0	3.7	—	21.3	0.0

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of March 31, 2016	As of March 31, 2017
Up to 20%	—	—
Up to 50%	2.5	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	2.5	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

● Securitization exposure as originator (for calculation of market risk equivalent amounts)

(F) Information by type of underlying assets

None as of March 31, 2016 and 2017

(G) Information of securitization exposure retained or purchased

None as of March 31, 2016 and 2017

● Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of market risk equivalent amounts)

(H) Information by type of underlying assets

None as of March 31, 2016 and 2017

(I) Information of securitization exposure retained or purchased

None as of March 31, 2016 and 2017

● Securitization exposure as investor (for calculation of market risk equivalent amounts)

(J) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2016
	Credit Cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	—	1.0	0.0	—	0.0	4.0	1.4	6.5
Exposure on resecuritizations	—	—	—	—	—	—	0.3	0.3
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	1.0	0.0	—	0.0	4.0	1.4	6.5
Exposure on resecuritizations	—	—	—	—	—	—	0.3	0.3
Exposure on securitizations to which a risk weight of 100% is applied	—	1.0	—	—	0.0	0.3	0.3	1.7
Exposure whose underlying assets are overseas assets	—	0.9	0.0	—	0.0	2.0	1.1	4.0

	(Billions of yen)
	As of March 31, 2017
	Credit Cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	0.0	3.7	13.8	0.6	0.0	3.0	7.0	28.4
Exposure on resecuritizations	—	—	—	—	—	—	0.0	0.0
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	0.0	3.7	13.8	0.6	0.0	3.0	7.0	28.4
Exposure on resecuritizations	—	—	—	—	—	—	0.0	0.0
Exposure on securitizations to which a risk weight of 100% is applied	—	3.6	0.4	—	0.0	—	0.3	4.4
Exposure whose underlying assets are overseas assets	—	3.5	13.8	0.6	0.0	3.0	7.0	28.2

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk capital charge category–

	(Billions of yen)
	As of March 31, 2016

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.4	—	—	—	0.4	—
Up to 4%	2.3	—	—	—	2.3	—
Up to 8%	1.9	0.2	—	—	1.9	0.2
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	1.7	0.1	—	—	1.7	0.1

Total	6.5	0.3	—	—	6.5	0.3

	(Billions of yen)
	As of March 31, 2017

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	20.5	—	—	—	20.5	—
Up to 4%	—	—	—	—	—	—
Up to 8%	2.4	—	—	—	2.4	—
Up to 20%	—	—	—	—	—	—
Up to 52%	1.0	—	—	—	1.0	—
Less than 100%	—	—	—	—	—	—
100%	4.4	0.0	—	—	4.4	0.0

Total	28.4	0.0	—	—	28.4	0.0

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of March 31, 2016

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.0	—	—	—	0.0	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.1	0.0	—	—	1.0	0.0
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	1.7	0.1	—	—	1.7	0.1

Total	2.0	0.1	—	—	2.0	0.1

	(Billions of yen)
	As of March 31, 2017

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.3	—	—	—	0.3	—
Up to 4%	—	—	—	—	—	—
Up to 8%	0.1	—	—	—	0.1	—
Up to 20%	—	—	—	—	—	—
Up to 52%	0.2	—	—	—	0.2	—
Less than 100%	—	—	—	—	—	—
100%	4.4	0.0	—	—	4.4	0.0

Total	5.2	0.0	—	—	5.2	0.0

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of March 31, 2016
	Securitization	Resecuritization
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

(Billions of yen)
As of March 31, 2017
	Securitization	Resecuritization
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

∎ Market risk

See pages 81 to 89 for information regarding our market risk management structure, etc.

● Trading activities

The following table shows VaR (Value at Risk) figures of our trading activities:

	(Billions of yen)
	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
End of period	2.0	1.9
Maximum	4.4	4.8
Minimum	1.5	1.7
Average	2.4	2.7
The number of cases where assumptive losses exceeded VaR during the period	5	0

Notes:

1.	Amount of market risk (VaR) is calculated based on the internal model.

2.	The multiplication factor for the calculation of market risk equivalent is determined by the number of cases where assumptive losses exceeded VaR before 250 business days prior to the end of period.

3.	Our group companies which conduct trading activities are Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

VaR method:

VaR	historical simulation method;
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of three years (801 business days)

The following table shows stressed VaR figures of our trading activities:

	(Billions of yen)
	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2017
End of period	3.4	5.3
Maximum	12.5	8.9
Minimum	3.3	2.8
Average	5.2	5.2

Stressed VaR method:

Stressed VaR	historical simulation method;
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of one year of significant financial stress (265 business days)

Stressed VaR

The stressed VaR measurement is based on a continuous 12-month period of significant financial stress.

● Outlier criteria

The following table shows results of calculations under the outlier framework:

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of March 31, 2015	529.2	9,508.4	5.5%
As of March 31, 2016	516.6	9,638.6	5.3%
As of March 31, 2017	361.2	10,050.9	3.5%
Effect of yen interest rate	60.4	n.a.	n.a.
Effect of dollar interest rate	245.1	n.a.	n.a.
Effect of euro interest rate	17.3	n.a.	n.a.

Outlier criteria

As part of the capital adequacy requirements under Basel III, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

Interest rate shock scenario under stress conditions in outlier criteria

For the interest rate shock scenario used in connection with the calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data at a 99.0% confidence level to the shock scenario.

∎ Operational risk

See pages 91 to 95 for information regarding operational risk.

∎ Equity exposure in banking book

(14) Risk management related to equity exposure in banking book

With regard to equities in our banking book, we manage default risk through our credit risk management structure and price fluctuation risk through our market risk management structure.

With regard to subsidiaries and related companies in which we invest, we manage their risks on a consolidated basis, and manage them appropriately in accordance with their management classification.

In addition, securities, a part of equity exposure, are valued as follows: Japanese stocks with quoted market prices are valued based on the average quoted market price over the month preceding the consolidated balance sheet date; other securities which have readily determinable fair values are valued at the quoted market price if available, or otherwise based on their reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method); and other securities the fair values of which are extremely difficult to determine are stated at acquisition cost or amortized cost and determined by the moving average method.

(15) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of March 31, 2016		As of March 31, 2017
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	3,785.6	3,964.7	3,857.0	4,031.5
Other equity exposure	441.8	n.a.	400.3	n.a.

Total	4,227.5	n.a.	4,257.4	n.a.

Note: The above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the Fiscal year ended March 31, 2016			For the Fiscal year ended March 31, 2017
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	225.3	271.1	45.7	261.1	295.8	34.7

Note: The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the Fiscal year ended March 31, 2016	For the Fiscal year ended March 31, 2017
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(10.3)	(4.8)

Note: The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of March 31, 2016			As of March 31, 2017
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	1,751.2	1,824.2	73.0	1,971.2	2,017.1	45.9

Note: The above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

	(Billions of yen)
	As of March 31, 2016			As of March 31, 2017
	Net
		Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses
Equity exposure	179.1	188.7	9.6	174.5	182.8	8.3

Note: The above figures include only Japanese and foreign stocks.

(F) Equities exposure by portfolio classification

	(Billions of yen)
	As of March 31, 2016	As of March 31, 2017
PD/LGD approach	3,901	4,180.1
Market-based approach (simple risk weight method)	559	793.1
Market-based approach (internal models approach)	—	—

Total	4,461	4,973.3

∎ Composition of Leverage Ratio

						(Millions of yen)
Corresponding line # on Basel III disclosure template (Table 2)		Corresponding line # on Basel III disclosure template (Table 1)	Item		As of March 31, 2016	As of March 31, 2017
On-balance sheet exposures				(1)
1			On-balance sheet exposures before deducting adjustment items		165,817,309	174,146,451
	1a	1	Total assets reported in the consolidated balance sheet		193,458,580	200,508,610
	1b	2	The amount of assets of subsidiaries that are not included in the scope of the leverage ratio on a consolidated basis (-)		—	—
	1c	7	The amount of assets of subsidiaries that are included in the scope of the leverage ratio on a consolidated basis (except those included in the total assets reported in the consolidated balance sheet)		—	—
	1d	3	The amount of assets that are deducted from the total assets reported in the consolidated balance sheet (except adjustment items) (-)		27,641,270	26,362,159
2		7	The amount of adjustment items pertaining to Tier1 capital (-)		827,836	1,296,500
3			Total on-balance sheet exposures	(a)	164,989,473	172,849,950
Exposures related to derivative transactions				(2)
4			Replacement cost associated with derivatives transactions, etc.		2,981,601	2,454,674
5			Add-on amount associated with derivatives transactions, etc.		5,442,321	5,615,193
			The amount of receivables arising from providing cash margin in relation to derivatives transactions, etc.		935,595	1,038,620
6			The amount of receivables arising from providing cash margin, provided where deducted from the consolidated balance sheet pursuant to the operative accounting framework		137,668	204,188
7			The amount of deductions of receivables (out of those arising from providing cash variation margin) (-)		—	—
8			The amount of client-cleared trade exposures for which a bank holding company acting as a clearing member is not obliged to make any indemnification (-)		/	/
9			Adjusted effective notional amount of written credit derivatives		2,382,713	1,882,691
10			The amount of deductions from effective notional amount of written credit derivatives (-)		2,149,991	1,705,729
11		4	Total exposures related to derivative transactions	(b)	9,729,907	9,489,638
Exposures related to repo transactions				(3)
12			The amount of assets related to repo transactions, etc		11,213,188	12,317,829
13			The amount of deductions from the assets above (line 12) (-)		4,973,078	5,179,456
14			The exposures for counterparty credit risk for repo transactions, etc		300,864	385,734
15			The exposures for agent repo transactions		/	/
16		5	Total exposures related to repo transactions, etc.	(c)	6,540,975	7,524,107
Exposures related to off-balance sheet transactions				(4)
17			Notional amount of off-balance sheet transactions		48,317,452	49,117,932
18			The amount of adjustments for conversion in relation to off-balance sheet transactions (-)		31,095,649	31,579,950
19		6	Total exposures related to off-balance sheet transactions	(d)	17,221,802	17,537,982
Leverage ratio on a consolidated basis				(5)
20			The amount of capital (Tier1 capital)	(e)	7,905,093	8,211,522
21		8	Total exposures ((a)+(b)+(c)+(d))	(f)	198,482,158	207,401,679
22			Leverage ratio on a consolidated basis ((e)/(f))		3.98%	3.95%

∎ Indicators for assessing Global Systemically Important Banks (G-SIBs)

(Billions of yen)

Item No.	Description	As of March 31, 2016
1	Total exposures (= a + b + c + d): a. On-balance sheet assets (other than assets specifically identified below b., c. and contra-account of guarantees) b. Sum of counterparty exposure of derivatives contracts, capped notional amount of written credit derivatives and potential future exposure of derivatives contracts c. Adjusted gross value of securities financing transactions (SFTs) and counterparty exposure of SFTs d. Gross notional amount of off-balance sheet items (other than derivatives contracts and SFTs)	199,309.9
2	Intra-financial system assets (= a + b + c + d): a. Funds deposited with or lent to other financial institutions and undrawn committed lines extended to other financial institutions b. Holdings of securities issued by other financial institutions (Note 1) c. Net positive current exposure of SFTs with other financial institutions d. Over-the-counter (OTC) derivatives with other financial institutions that have a net positive fair value	9,874.8
3	Intra-financial system liabilities(=a + b + c): a. Deposits due to, and loans and undrawn committed lines obtained from, other financial institutions b. Net negative current exposure of SFTs with other financial institutions c. OTC derivatives with other financial institutions that have a net negative fair value	16,767.5
4	Securities outstanding(Note 1)	23,812.7
5	Assets under custody	137,050.5
6	Notional amount of OTC derivatives	1,043,267.0
7	Held-for-trading(HFT) securities and available-for-sale(AFS) securities, excluding HFT and AFS securities that meet the definition of Level 1 assets and Level 2 assets with haircuts (Note 2)	9,292.7
8	Level 3 assets (Note 3)	1,543.7
9	Cross-jurisdictional claims	42,449.2
10	Cross-jurisdictional liabilities	31,615.7

Item No.	Description	For the fiscal year ended March 31, 2016
11	Payments (settled through the BOJ-NET, the Japanese Banks’ Payment Clearing Network and other similar settlement systems, excluding intragroup payments)	6,789,919.1
12	Underwritten transactions in debt and equity markets (Note 4)	10,155.1

Notes:

1.	Securities refer to secured debt securities, senior unsecured debt securities, subordinated debt securities, commercial paper, certificate of deposits, and common equities.

2.	Level 1 and Level 2 assets with haircuts are defined in the Basel III Liquidity Coverage Ratio (LCR).

3.	The amount is calculated in accordance with the U.S.GAAP.

4.	This refers to underwriting of securities defined in article 2 paragraph 8 item 6 of the Financial Instruments and Exchange Act.

(Billions of yen)
Item No.	Description	As of March 31, 2017
1	Total exposures (= a + b + c + d): a. On-balance sheet assets (other than assets specifically identified below b., c. and contra-account of guarantees) b. Sum of counterparty exposure of derivatives contracts, capped notional amount of written credit derivatives and potential future exposure of derivatives contracts c. Adjusted gross value of securities financing transactions (SFTs) and counterparty exposure of SFTs d. Gross notional amount of off-balance sheet items (other than derivatives contracts and SFTs )	208,698.1
2	Intra-financial system assets (= a + b + c + d): a. Funds deposited with or lent to other financial institutions and undrawn committed lines extended to other financial institutions b. Holdings of securities issued by other financial institutions (Note 1) c. Net positive current exposure of SFTs with other financial institutions d. Over-the-counter (OTC) derivatives with other financial institutions that have a net positive fair value	12,248.4
3	Intra-financial system liabilities(=a + b + c): a. Deposits due to, and loans and undrawn committed lines obtained from, other financial institutions b. Net negative current exposure of SFTs with other financial institutions c. OTC derivatives with other financial institutions that have a net negative fair value	20,482.5
4	Securities outstanding(Note 1)	24,386.5
5	Assets under custody	144,337.5
6	Notional amount of OTC derivatives	916,188.1
7	Held-for-trading(HFT) securities and available-for-sale(AFS) securities, excluding HFT and AFS securities that meet the definition of Level 1 assets and Level 2 assets with haircuts (Note 2)	9,728.9
8	Level 3 assets (Note 3)	1,774.5
9	Cross-jurisdictional claims	44,852.9
10	Cross-jurisdictional liabilities	30,741.5
Item No.	Description	For the fiscal year ended March 31, 2017
11	Payments (settled through the BOJ-NET, the Japanese Banks’ Payment Clearing Network and other similar settlement systems, excluding intragroup payments)	5,820,573.6
12	Underwritten transactions in debt and equity markets (Note 4)	14,159.9

Notes:

1.	Securities refer to secured debt securities, senior unsecured debt securities, subordinated debt securities, commercial paper, certificate of deposits, and common equities.

2.	Level 1 and Level 2 assets with haircuts are defined in the Basel III Liquidity Coverage Ratio (LCR).

3.	The amount is calculated in accordance with the U.S.GAAP.

4.	This refers to underwriting of securities defined in article 2 paragraph 8 item 6 of the Financial Instruments and Exchange Act.

∎ Liquidity Coverage Ratio

Liquidity standards agreed upon by the Basel Committee on Banking Supervision require our liquidity coverage ratio to surpass the minimum standard starting March 31, 2015.

We calculate our consolidated liquidity coverage ratio (the “Consolidated LCR”) in accordance with the regulation “The Evaluation Criterion on the Sound Management of Liquidity Risk Defined, Based on Banking Law Article 52-25, as One of Criteria for Bank Holding Companies to Evaluate the Soundness of Their Management and the Ones of Their Subsidiaries and Others, which is also One of Evaluation Criteria on the Soundness of the Banks’ Management” (the FSA Notice No. 62 of 2015 (the “Notice No. 62”)).

The information disclosed herein is in accordance with “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Status of Sound Management of Liquidity Risk, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Sub-item (e), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 7 of 2015)” (the FSA Notice No. 7 of 2015 (the “Notice No. 7”)).

The status of our sound management of liquidity risk is as follows:

			(In million yen, the number of data)
Item			For the three months ended December 31, 2016		For the three months ended March 31, 2017
High-Quality Liquid Assets		(1)	/		/
1	Total high-quality liquid assets (HQLA)		56,300,150		59,034,682
Cash Outflows		(2)	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE
2	Cash outflows related to unsecured retail funding		44,377,937	3,552,550	44,679,227	3,575,055
3	of which, Stable deposits		12,681,362	380,440	12,789,510	383,685
4	of which, Less stable deposits		31,696,574	3,172,109	31,889,716	3,191,370
5	Cash outflows related to unsecured wholesale funding		66,285,674	39,750,546	71,707,171	44,568,652
6	of which, Qualifying operational deposits		0	0	0	0
7	of which, Cash outflows related to unsecured wholesale funding other than qualifying operational deposits and debt securities		61,995,372	35,460,243	66,106,699	38,968,180
8	of which, Debt securities		4,290,302	4,290,302	5,600,471	5,600,471
9	Cash outflows related to secured funding, etc		/	849,784	/	915,319
10	Cash outflows related to derivative transactions, etc. funding programs, credit and liquidity facilities		24,342,761	6,857,783	25,029,700	7,038,034
11	of which, Cash outflows related to derivatives transactions, etc		2,594,609	2,594,609	2,537,216	2,537,216
12	of which, Cash outflows related to funding programs		115,148	115,148	112,531	112,531
13	of which, Cash outflows related to credit and liquidity facilities		21,633,003	4,148,025	22,379,952	4,388,287
14	Cash outflows, etc. related to contractual funding obligations		5,453,967	1,820,987	6,833,946	2,217,821
15	Cash outflows related to contingencies		72,215,545	662,945	72,712,059	692,538
16	Total cash outflows		/	53,494,597	/	59,007,422
Cash Inflows		(3)	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE
17	Cash inflows related to secured lending and investments, etc.		9,828,735	681,437	10,407,502	842,947
18	Cash inflows related to collections of loans, etc		11,546,230	8,819,196	13,767,299	10,537,568
19	Other cash inflows		6,412,191	2,307,500	6,774,374	2,015,305
20	Total cash inflows		27,787,157	11,808,135	30,949,175	13,395,820
Consolidated liquidity coverage ratio		(4)	/		/
21	Total HQLA allowed to be included in the calculation		/	56,300,150	/	59,034,682
22	Net cash outflows		/	41,686,462	/	45,611,601
23	Consolidated liquidity coverage ratio		/	135.3%	/	129.4%
24	The number of data used to calculate the average value		3		61

Notes:

1.	Item from 1 to 23 are quarterly average using data points as shown in item 24. Regarding the fourth quarter of the fiscal year ended March 31, 2017, the average daily value is disclosed based on the Notice No. 7.

2.	We do not apply the “exception regarding qualifying operational deposits” in Article 28 of the Notice No. 62 with respect to item 6.

3.	The numbers in item 11 include the amount of additional collateral required due to market valuation changes on derivatives transactions estimated by the “historical look-back approach” instead of “scenario approach” in Article 37 of the Notice No. 62.

4.	There are no material components that necessitate detailed explanation of “cash outflows from other contracts” in Article 59 of the Notice No. 62 within item 14, “cash outflows from other contingent funding obligations” in Article 52 of the Notice No. 62 within item 15, “cash inflows from other contracts” in Article 72 of the Notice No. 62 within item 19.

5.	Monthly data or quarterly data is used for some of the data, etc., concerning our consolidated subsidiaries.

	2015			2016				2017
	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
Consolidated LCR (quartely average)	124.6%	128.4%	133.4%	128.2%	135.1%	137.4%	135.3%	129.4%

Our Consolidated LCR does not lead to any issues since it surpasses not only the minimum standard required under the liquidity regulation, but also the final regulatory standard (100%), with no significant change.

LCR disclosed herein does not differ much from the level we expected beforehand, and we do not expect our Consolidated LCR in the future to deviate significantly from the current level.

There are no significant changes in the composition, such as currency composition or type composition, and geographic distribution of the HQLA allowed to be included in the calculation.

In addition, there is no significant currency mismatch which might affect our funding conditions between total amount of the HQLA allowed to be included in the calculation and net cash outflow regarding significant currencies.

∎ Status of Major Liquid Assets

(Billions of yen)
Item	As of March 31, 2016	As of March 31, 2017
Cash and Due from Banks (including Due from Central Banks)	36,315.4	47,129.5
Trading Securities	5,467.9	4,800.4
Securities	38,901.0	31,761.8
Bonds Held to Maturity	4,817.5	3,815.6
Other Securities	34,083.5	27,946.2
Japanese Stocks	3,457.6	3,542.0
Japanese Bonds	18,874.4	13,245.1
Japanese Government Bonds	15,765.8	10,264.3
Japanese Local Government Bonds	240.6	284.4
Japanese Corporate Bonds	2,867.9	2,696.3
Other	11,751.3	11,159.0
Foreign Bonds	9,719.5	8,955.4
Other	2,031.8	2,203.5

Total	80,684.5	83,691.8

Portion pledged as collateral	(17,774.1)	(14,398.5)

Total after the deduction above	62,910.3	69,293.3

Note:

1.	All securities included in the above table have fair value.

2.	Portion pledged as collateral mainly consists of securities and others collateralized for borrowed money, foreign and domestic exchange transactions or derivatives transactions, or substituted for margins for futures transactions.

3.	Figures in the above table do not represent high quality liquid assets under the Basel III regulatory regime.

∎ Status of Major Funding

(Billions of yen)
	As of March 31, 2016
Types of Financial Instruments	Within 1 year	1-3 years	3-5 years	5-7 years	7-10 years	Over 10 years
Deposits	101,245.1	3,457.4	778.4	73.9	74.1	—
Negotiable Certificates of Deposit	11,691.8	76.0	60.3	—	—	—
Call Money and Bills Sold	2,521.0	—	—	—	—	—
Borrowed Money	1,381.1	4,279.0	934.7	206.0	309.4	329.0
Commercial Paper	648.3	—	—	—	—	—
Issued Bonds	813.5	1,914.1	1,079.9	518.4	768.0	693.3
Due to Trust Account	5,067.4	—	—	—	—	—

Total	123,368.6	9,726.6	2,853.5	798.5	1,151.6	1,022.3

(Billions of yen)
	As of March 31, 2017
Types of Financial Instruments	Within 1 year	1-3 years	3-5 years	5-7 years	7-10 years	Over 10 years
Deposits	115,871.8	3,334.2	696.7	73.1	60.5	9.0
Negotiable Certificates of Deposit	10,421.6	150.6	60.1	—	—	—
Call Money and Bills Sold	1,255.2	—	—	—	—	—
Borrowed Money	604.6	3,095.1	1,542.0	338.6	377.8	305.0
Commercial Paper	226.3	—	—	—	—	—
Issued Bonds	1,414.8	1,486.1	1,331.4	564.0	1,401.0	588.9
Due to Trust Account	4,784.1	—	—	—	—	—

Total	134,578.5	8,066.0	3,630.2	975.8	1,839.2	902.9

Note:

1.	Regarding Deposits, Demand deposits are included in “Within 1 year”

2.	Borrowed money or issued bonds with open ended, 64.0 billion, 334.0 billion, respectively, at March 31, 2016, and 44.0 billion, 779.0 billion, respectively, at March 31, 2017, are excluded.

∎ Compensation of directors, corporate auditors and employees

(16) Qualitative disclosure

(A) State of the organizational system relating to compensation of “Subject directors, corporate auditors and employees” of Mizuho group

1. Scope of “Subject directors, corporate auditors and employees”

“Subject directors, etc.” and “Subject employees, etc.” subject to disclosure as provided for in the FSA Notice (collectively, “Subject directors, corporate auditors and employees”) are as follows:

(1)  Scope of “Subject directors, etc.”

“Subject directors, etc.” are directors and executive officers as defined in the Companies Act of Mizuho Financial Group, Inc. (“MHFG”). Outside directors auditors are excluded.

(2)  Scope of “Subject employees, etc.”

“Subject employees, etc.” who are subject to disclosure are executive officers (as defined in our internal regulations), specialist officers and employees of MHFG and directors, corporate auditors and employees of its major consolidated subsidiaries, who are “persons who receive large amounts of compensation” and “materially affect the operation of business or the state of assets of Mizuho group or its major consolidated subsidiaries.”

(a)  Scope of “Major consolidated subsidiaries”

A “Major consolidated subsidiary” is a consolidated subsidiary, etc., (i) whose total assets as a percentage of consolidated total assets exceeds 2% of a bank holding company or bank and (ii) who materially affects the management of our group. Specifically, those are Mizuho Bank, Ltd. (“MHBK”), Mizuho Bank (USA) and other subsidiaries who conduct banking business similar to a branch of MHBK, Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Trust & Custody Services Bank, Ltd., Mizuho Securities USA Inc. and Mizuho International Plc.

(b)  Scope of “Persons who receive large amounts of compensation”

A “Person who receives large amounts of compensation” refers to a person who receives compensation that exceeds the base amount from MHFG or its major consolidated subsidiaries. The base amount at MHFG has been set at ¥50 million. Such base amount has been set based on the average amounts of the compensation of directors, executive officers (as defined in the Companies Act) and corporate auditors of MHFG, MHBK and MHTB for the last three fiscal years (excluding persons who resigned or retired during each of such fiscal years), taking into account fluctuations in amounts of compensation over past fiscal years. The preceding base amount has been adopted as the common base in order to unify the selection criteria of persons who receive large amounts of compensation at each of the companies in this paragraph.

(c)  Scope of “Persons who materially affect the operation of business or the state of assets of Mizuho group”

A “Person who materially affects the operation of business or the state of assets of Mizuho group” means a person who exerts significant influence on the operation of the business of MHFG or a major consolidated subsidiary through his or her work in conducting transactions or management, or who materially affects the state of assets by incurring losses on transactions. Specifically, it includes executive officers (as defined in our internal regulations) and specialist officers of MHFG and directors, corporate auditors, executive officers (as defined in our internal regulations), specialist officers and market department employees of major consolidated subsidiaries.

2. Decisions on compensation of “Subject directors, corporate auditors and employees”

(1)  Decisions on compensation of subject directors, etc.

MHFG is a Company with Three Committees, and has established the Compensation Committee as a statutory committee.

The chairman of the statutory Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least non-executive directors) in order to ensure objectivity and transparency in director and executive officer compensation. As of March 2017, all four members of the Compensation Committee, including the chairman, were outside directors. The Compensation Committee shall determine the basic policy and compensation system for directors and executive officers of MHFG, MHBK, MHTB and MHSC, determine the compensation for each individual director and executive officer (as defined in the Companies Act) of MHFG, and exercise approval rights in MHFG for compensation for each individual director of MHBK, MHTB and MHSC.

In addition, the president of each of MHBK, MHTB and MHSC determines the amount of compensation for each of its executive officers and specialist officers.

(2)  Decisions on compensation of “Subject employees, etc.”

Matters relating to executive officers (as defined in our internal regulations) and specialist officers of MHFG and directors, executive officers (as defined in our internal regulations) and specialist officers of MHBK, MHTB and MHSC are as set out in (1) Decisions on compensation of subject directors and corporate auditors.

With regard to the compensation of corporate auditors of MHBK, MHTB and MHSC, it is determined pursuant to consultation among corporate auditors, including outside corporate auditors, and set within the scope of the total amount of compensation of corporate auditors resolved at ordinary general meetings of a shareholder.

The compensation of subject employees, etc., is decided and paid in accordance with the salary and bonus system established by MHFG and the major consolidated subsidiaries. Such system is designed and put into writing by the human resources departments of MHFG and the major consolidated subsidiaries which are independent of departments furthering business. In terms of the compensation of overseas employees, each overseas office or operation determines its own compensation policy based on local laws and regulations as well as employment relationships.

3.	Decisions on compensation of employees in risk management departments, compliance departments and internal audit departments The compensation of employees in risk management departments, compliance departments and internal audit departments is decided in accordance with the salary and bonus system, and specific payment amounts are conclusively determined in accordance with employee performance evaluations made by the relevant department and the human resources department, independent from departments furthering business. Each employee of the risk management departments, the compliance departments and the internal audit departments sets their own items for evaluation in the employee performance evaluations, subject to the approval of their superiors. The degree to which the items are fulfilled is evaluated taking into account the degree of the employee’s contribution to risk-management, compliance and internal audit.

4.	Total amount of compensation paid to members of the compensation committee and number of meetings held by the Compensation Committee

Number of meetings held (April 2016 – March 2017)
Compensation Committee (MHFG)	13

Note: The total amount of compensation is not set out above as it is not possible to separately calculate the amounts that are paid as consideration for the execution of duties by the compensation committee.

(B) Evaluating the appropriateness of the design and operation of the system relating to compensation of subject directors, corporate auditors, and employees of Mizuho group

1.	Policies relating to compensation

(1)	Policies relating to compensation of subject directors, executive officers and corporate auditors

The “Mizuho Financial Group Compensation Policy” sets out the policy concerning the determination of compensation for each individual director, executive officer as defined in the Companies Act, executive officer as defined in our internal regulations and specialist officer (“Directors, etc.”) of MHFG, MHBK, MHTB and MHSC.

a.	Purpose of the Policy

Executive compensation for MHFG, MHBK, MHTB and MHSC pursuant to such policy aims to function as incentive and compensation for each officer to exercise the designated function to the fullest with respect to striving to realize management with consideration to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Identity.

b.	Basic Policy

The basic policy with respect to the determination concerning the individual compensation of Directors, etc., of MHFG, MHBK, MHTB and MHSC is set forth below:

(i)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each of the Directors, etc.

(ii)	The executive compensation shall give consideration to improving corporate value and creating value for various stakeholders over the medium to long term.

(iii)	The executive compensation shall reflect the management environment and business performance of our group.

(iv)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

(v)	The compensation system and standards shall be reevaluated based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

(vi)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

c.	Compensation System

I.	The compensation system for executive officers as defined in the Companies Act (including executive officers who are directors), executive officers as defined in our internal regulations and specialist officers of MHFG and directors, executive officers and specialist officers of MHBK, MHTB and MHSC responsible for business execution (“Officers Responsible for Business Execution”) shall be separate from that for the non-executive directors of MHFG and the directors of MHBK, MHTB and MHSC responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

II.	The basic compensation system for Officers Responsible for Business Execution shall consist of basic salaries in the form of fixed compensation as well as variable compensation consisting of performance payments and performance-based stock compensation. The ratio of fixed compensation to variable compensation, the range of variable compensation based on business performance and the payment method shall be designated in light of sound incentivization for sustainable growth and restraint on excessive risk taking, while taking into account regulations and guidelines as well as research data, etc., both in Japan and overseas, concerning executive compensation. In principle, the ratio of fixed to variable compensation shall be 6 to 4 and the ratio of performance payments to performance-based stock compensation shall be 1 to 1, based on which the standard amount shall be calculated for each position. The variable compensation shall reflect each officer’s performance within the range of 0% to 150% of the standard amount for each position. The basic salaries, the performance payments and the performance-based stock compensation as well as the payment methods, etc., are in principle as set forth below:

(i)	The basic salaries shall factor in each officer’s function and responsibility in addition to the standard amount for each position.

(ii)	The performance payments shall be monetary made as officers’ incentive to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables a certain amount of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance of the company and such officer.

(iii)	The performance-based stock compensation shall be paid in the form of shares of common stock of MHFG acquired from the stock market through a trust with an aim to align officers’ interests with those of the shareholders and increase the incentive to enhance corporate value. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables the entire amount of deferred payments of the performance-based stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc., of the company and such officer.

(iv)	The variable compensation intended for professional personnel, etc., appointed from outside the group shall be individually designed based on the duties and characteristics of business responsibilities and market values, etc., of each officer, a system which enables certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture (clawback) of the deferred amount depending on the performance, etc., of the company and such personnel.

III.	The compensation for Non-Executive Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function and shall consist of basic salaries and stock compensations.

(i)	The basic salaries shall factor in each officer’s function and responsibilities in addition to the standard amount for each of the full-time and part-time non-executive officers.

(ii)	The stock compensation shall be paid to full-time internal directors excluding outside directors in accordance with the standard amount based on each position. However, the payment standards shall not fluctuate depending on each director’s level of performance. A system shall be adopted which enables the entire amount of deferred payments of the stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc., of the company.

d.	Compensation Determination Process

I.	The Compensation Committee shall determine the determination policy of executive compensation for MHFG, MHBK, MHTB and MHSC. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer of MHFG and approve at MHFG the compensation of each individual director of MHBK, MHTB and MHSC.

II.	The President & Executive Officer, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer as defined in our internal regulations and specialist officer of MHFG and approve at MHFG the compensation of each individual executive officer and specialist officer of MHBK, MHTB and MHSC.

III.	All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the chairman thereof shall be an outside director.

IV.	The Compensation Committee, where necessary, may have officers who are not members of the committee (including officers of MHBK, MHTB and MHSC) such as the President & Executive Officer and external experts, etc., attend its meetings and request their opinion.

(2)	Policies relating to compensation of subject employees, etc.

The policies relating to compensation for executive officers (as defined in our internal regulations) and specialist officers of MHFG and directors, executive officers (as defined in our internal regulations) and specialist officers of MHBK, MHTB and MHSC are also the same as the policies described in (1) Policies relating to compensation of subject directors and corporate auditors above. The compensation of corporate auditors is determined pursuant to consultation among corporate auditors, including outside corporate auditors, and set within the scope of the total amount of compensation of corporate auditors resolved at ordinary general meetings of a shareholder.

Compensation for other employees, etc., is determined in accordance with their duties and responsibilities. Some bonuses that are linked to performance are determined after comprehensively evaluating the employee’s contribution to business, including any qualitative contributions to the organization, in a manner that does not place an excessive emphasis on results.

2.	The effect of the overall level of compensation, etc., on equity capital

The Compensation Committee of MHFG receives reports on the amount of compensation paid to directors, executive officers (as defined in the Companies Act), executive officers (as defined in our internal regulations) and specialist officers of MHFG, MHBK, MHTB and MHSC in the previous fiscal year and confirms that there is no material effect on the Mizuho group’s performance or the adequacy of equity capital.

(C) Compatibility between system for compensation of subject directors, corporate auditors and employees of Mizuho group and risk management and matters relating to linking compensation with performance

The performance payments and performance-based stock compensation for Officers Responsible for Business Execution are made or paid based on the standard amount set for each position, with which each officer’s performance shall be reflected, and determined in accord with a performance evaluation, etc., against the annual business plan. A certain amount of the performance payments and the entire amount of the performance-based stock compensation shall be made or paid in deferred payments over three years, and a decrease or forfeiture of the deferred amount may be made depending on the performance, etc., of the company and such officer. It should be noted that certain subject directors, corporate auditors and employees have entered into compensation-related contracts.

Stock compensation for Non-Executive Officers Responsible for Management Supervision shall be made in according with the standard amount set for each position, and the payment level shall not change based on the performance of each officer. The entire amount of the stock compensation shall be paid in deferred payments over three years, and a decrease or forfeiture of the deferred amount may be made depending on the performance, etc., of the company.

(17) Quantitative disclosure items

(A) Matters relating to types and total amounts of, and payment method for, compensation of subject directors, corporate auditors, and employees of Mizuho group

–Total amount of the compensation, etc., of subject directors, corporate auditors and employees–

	(Millions of yen)
	For the fiscal year ended March 31, 2017

	Number of persons	Total amount of compensation	Total amount of fixed compensation	Base compensation	Stock compensation- type stock options	Stock Compensation	Others
Subject directors and corporate auditors (excluding outside directors and outside corporate auditors)	23	1,453	953	925	—	26	1

Subject employees, etc.	355	30,024	13,338	12,019	—	12	1,306
Overseas employees, etc.	301	26,479	11,518	10,213	—	—	1,304

	(Millions of yen)
	For the fiscal year ended March 31, 2017

	Total amount of variable compensation	Base compensation	Bonus	Performance payment	Performance- based stock compensation	Others	Retirement benefits	Others
Subject directors and corporate auditors (excluding outside directors and outside corporate auditors)	500	—	—	251	249	—	—	—

Subject employees, etc.	15,555	—	14,336	816	402	—	—	1,130
Overseas employees, etc.	13,846	—	13,383	422	40	—	—	1,113

Notes:

1.	Amounts of compensation of subject directors and corporate auditors include amounts of compensation received for duties performed as a director or corporate auditor of a major consolidated subsidiary.

2.	For the number of person, the actual number of persons (a) for the compensation for the fiscal year ended March 31, 2017 and (b) for the compensation for the fiscal year ended March 31, 2016 for the payments made or anticipated payments for which the amount became clear during the fiscal year ended March 31, 2017 are stated.

3.	The stated amount is the total amount for the fiscal year ended March 31, 2017 and the fiscal year ended March 31, 2016.

4.	Total amount of fixed compensation includes ¥39 million of deferred compensation that arose during the fiscal year ended March 31, 2017 (subject directors and corporate auditors: ¥26 million; subject employees, etc.: ¥12 million). The amount of fixed compensation deferred prior to the fiscal year ended March 31, 2017 and paid during the fiscal year ended March 31, 2017 was ¥429 million (subject directors and corporate auditors: ¥297 million; subject employees, etc: ¥131 million), and the outstanding amount of the deferred fixed compensation as of March 31, 2017 was ¥ 1,323 million (subject directors and corporate auditors: ¥457 million; subject employees, etc.: ¥866 million).

5.	The total amount of variable compensation includes ¥4,405 million of deferred compensation that arose during the fiscal year ended March 31, 2017 (subject directors and corporate auditors: ¥255 million; subject employees, etc.: ¥4,149 million). The amount of variable compensation deferred prior to the fiscal year ended March 31, 2017 and paid during the fiscal year ended March 31, 2017 was ¥2,552 million (subject employees, etc.: ¥2,552 million), and the outstanding amount of deferred variable compensation as of March 31, 2017 was ¥7,990 million (subject directors and corporate auditors: ¥255 million; subject employees, etc.: ¥7,735 million).

6.	Total amount of compensation for subject employees, etc., includes ¥680 million of allowance for termination and resignation (number of subject persons: 12), multi-year guarantees of bonus of ¥258 million (number of subject persons: 1), signing bonus of ¥265 million (number of subject persons: 5), and housing allowance of ¥17 million (number of subject persons: 8).

7.	Regarding performance payment, the recorded amount for the fiscal year ended March 31, 2016 for directors, executive officers (as defined in the Companies Act) and executive officers (as defined in our internal regulations) of MHFG, MHBK, MHTB and MHSC is stated. For portions that exceed certain amount, we plan to defer payment over the three-year period from the fiscal year ending March 31, 2018.

8.	With respect to stock compensation and performance-based stock compensation, for the directors, executive officers (as defined in the Companies Act) and executive officers (as defined in our internal regulations) of MHFG, MHBK, MHTB and MHSC, the amount stated is obtained by multiplying the stock ownership points (with one point to be converted into one share of MHFG stock) granted for the fiscal year ended March 31, 2016 by the book value of MHFG’s shares (158.6789 yen per share). For stock compensation and performance-based stock compensation for the fiscal year ended March 31, 2016, we plan to defer payment over the three-year period from the fiscal year ending March 31, 2018.

9.	Because the amounts of the stock compensation, performance payment, and performance-based-type stock compensation for the directors, executive officers (as defined in the Companies Act), executive officers (as defined in our internal regulations) and specialist officers of MHFG, MHBK, MHTB and MHSC for the fiscal year ended March 31, 2017 have not been determined at this time, they are not included in the above compensation. However, we have recorded the required reserves for accounting purposes.

10.	The exercise periods for the stock compensation-type stock options (stock acquisition rights) are as set out below. Under the stock option agreements, exercise of the options is postponed, even during the exercise period, until the time of retirement of the director or employee.

Exercise Period
First Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from September 3, 2012 to August 31, 2032
Sixth Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from February 18, 2014 to February 17, 2034
Seventh Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from December 2, 2014 to December 1, 2034

(B) Other relevant matters relating to our system of compensation for subject directors, corporate auditors and employees of Mizuho group

Not applicable, other than those covered in the above.

Credit Risk Management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet instruments), as a result of deterioration in obligors’ financial position. We have established the methods and structures necessary for grasping and managing credit risk. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. More specifically, we have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risks and respond appropriately.

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our Board of Directors determines the Mizuho group’s basic matters pertaining to credit risk management. In addition, the Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies and operations in connection with credit risk management and matters relating to credit risk monitoring for the Mizuho group. Under the control of the Group Chief Risk Officer of Mizuho Financial Group, the Credit Risk Management Department and the Risk Management Department jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

Credit Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The Board of Directors of each company determines key matters pertaining to credit risk management.

The business policy committees established respectively by our principal banking subsidiaries are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The respective Chief Risk Officers of our principal banking subsidiaries are responsible for matters relating to planning and implementing credit risk management. The credit risk management departments of our principal banking subsidiaries are in charge of planning and administering credit risk management and conducting credit risk measuring and monitoring. The departments regularly present reports regarding their risk management situation to Mizuho Financial Group. The credit departments of our principal banking subsidiaries determine policies and approve/disapprove individual transactions in terms of credit review, credit management and collection from customers in accordance with the lines of authority set forth respectively by our principal banking subsidiaries. In addition, our principal banking subsidiaries have established internal audit groups that are independent of the business departments in order to ensure appropriate credit risk management.

Individual Credit Management

Credit codes

The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit code. Seeking to fulfill the bank’s public and social role, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.

Internal rating system

One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of an internal rating system that consists of credit ratings and pool allocations. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the possibility of ultimately incurring losses related to each individual claim by taking into consideration the nature of any collateral or guarantee and the seniority of the claim. In principle, obligor ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal period end financial results of the obligors, as well as special reviews as required whenever a obligor’s credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely fashion. Because we consider obligor ratings to be an initial phase of the self-assessment process regarding the quality of our loans and off-balance-sheet instruments, such obligor ratings are closely linked to the obligor classifications and are an integral part of the process for determining the provision for loan losses and charge-offs in our self-assessment of loans and off-balance-sheet instruments.

Pool allocations are applied to small claims that are less than a specified amount by pooling customers and claims with similar risk characteristics and assessing and managing the risk for each such pool. We efficiently manage credit risk and credit screening by dispersing a sufficient number of small claims within each pool. We generally review the appropriateness and effectiveness of our approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

Self-assessment, provision for loan losses and off-balance-sheet instruments and charge-offs

We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. Specifically, the credit risk management department of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative departments specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments.

Credit review

Prevention of new impaired loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit review involves analysis and screening of each potential transaction within the relevant business department. In case the screening exceeds the authority of the department, the credit group at headquarters carries out the review. The credit group has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business department. In addition, in the case of obligors with low credit ratings and high downside risks, the business department and credit department jointly clarify their credit policy and in appropriate cases assist obligors at an early stage in working towards credit soundness.

Portfolio Management

Risk Measurement

We use statistical methods to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“Expected Loss”) and the maximum loss within a certain confidence interval (“credit VaR”). The difference between expected loss and credit VaR is measured as the credit risk amount (“Unexpected Loss”).

In establishing transaction spread guidelines for credit transactions, we aim to ensure an appropriate return from the transaction in light of the level of risk by utilizing credit cost data as a reference. Also, we monitor our credit portfolio from various perspectives and set guidelines noted below so that losses incurred through a hypothetical realization of the full credit VaR would be within the amount of risk capital and loan loss reserves.

Risk Control Methods

We recognize two types of risk arising from allowing unexpected loss to become too large. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties or corporate groups. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain, areas, industrial sectors and other groupings. We make appropriate management to control these risks in line with our specific guidelines for each. The individual risk management departments of our principal banking subsidiaries are responsible for monitoring adherence to these guidelines and reporting to their respective business policy committees.

Market and Liquidity Risk Management

We define market risk as the risk of losses incurred by the group due to fluctuations in interest rates, stock prices and foreign exchange rates. Our definition includes the risk of losses incurred when it becomes impossible to execute transactions in the market because of market confusion or losses arising from transactions at prices that are significantly less favorable than usual. We define liquidity risk as the risk of losses arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise necessary funds or that forces us to raise funds at significantly higher interest rates than usual. Mizuho Financial Group manages market and liquidity risk for the Mizuho group as a whole.

The following diagram shows our risk management structure:

Market Risk Management Structure

Market Risk Management of the Mizuho Group

Our Board of Directors determines basic matters pertaining to market risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with market risk management, market risk operations and market risk monitoring. The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to market risk management planning and operations.

The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. The Risk Management Department assesses and manages the overall market risk of the Mizuho group. It also receives reports from our principal banking subsidiaries and other core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the President & Group CEO on a daily basis and to our Board of Directors and the Executive Management Committee of Mizuho Financial Group on a regular basis.

To manage market risk, we set limits that correspond to risk capital allocations according to the risk profiles of our principal banking subsidiaries and other core group companies and thereby prevent market risk from exceeding our ability to withstand losses based on our financial strength represented by capital, etc. The amount of risk capital allocated to market risk corresponds to VaR and additional costs that may arise in order to close relevant positions. For trading and banking activities, we set limits for VaR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

These limits are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee, then determined by the President & Group CEO. Various factors are taken into account including business strategies, historical limit usage ratios, risk-bearing capacity (profits, total capital and risk management systems), profit targets and the market liquidity of the products involved.

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies, which account for most of the Mizuho group’s exposure to market risk, have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their Boards of Directors determine important matters relating to market risk management while their Chief Executive Officers are responsible for controlling market risk. Their respective business policy committees, including their Balance Sheet & Risk Management Committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management. The Chief Risk Officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common Mizuho group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

These companies have established specialized company-wide market risk management departments to provide integrated monitoring of market risk, submit reports, analyses and proposals, set limits and formulate and implement plans relating to market risk management. The risk management departments of each company submit reports on the status of market risk management to their respective Chief Executive Officers and top management on a daily basis, and to their Board of Directors and Executive Management Committee on a regular basis. They also provide regular reports to Mizuho Financial Group. To provide a system of mutual checks and balances in market operations, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. When VaR is not adequate to control risk, the middle offices manage risk using additional risk indices, carry out stress tests and set stop loss limits as needed. They monitor their market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Value-at-Risk

We use the value-at-risk (the “VaR”) method, supplemented with stress testing, as our principal tool to measure market risk. The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Trading Activities

VaR related to our trading activities is based on the following:

•	historical simulation method;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of three years.

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2015, 2016 and 2017 and as of March 31, 2015, 2016 and 2017:

	Fiscal year ended March 31, 2015			As of March 31, 2015
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.8	¥2.6	¥1.4	¥1.5
Foreign exchange	3.0	5.8	1.6	5.6
Equities	0.5	1.3	0.2	0.3
Commodities	0.0	0.0	0.0	0.0

Total	¥4.4	¥7.1	¥3.1	¥6.5

	Fiscal year ended March 31, 2016			As of March 31, 2016
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.8	¥3.7	¥0.6	¥1.1
Foreign exchange	0.9	2.3	0.2	0.3
Equities	0.6	2.5	0.1	0.3
Commodities	0.0	0.0	0.0	0.0

Total	¥2.9	¥4.5	¥1.8	¥2.0

	Fiscal year ended March 31, 2017			As of March 31, 2017
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥3.6	¥1.0	¥1.0
Foreign exchange	0.5	1.6	0.1	0.1
Equities	0.4	3.2	0.1	0.9
Commodities	0.0	0.0	0.0	0.0

Total	¥3.3	¥5.8	¥2.3	¥2.6

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2017:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2015	2016	2017	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥6.5	¥2.0	¥2.6	¥0.5
Maximum	7.1	4.5	5.8	1.3
Minimum	3.1	1.8	2.3	0.5
Average	4.4	2.9	3.3	0.4

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The following graph shows the VaR related to our banking activities excluding our cross-shareholdings portfolio for the year ended March 31, 2017:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2015	2016	2017	Change
	(in billions of yen)
As of fiscal year end	¥325.6	¥321.5	¥292.7	¥(28.7)
Maximum	349.0	360.6	397.5	36.9
Minimum	265.0	190.0	247.4	57.4
Average	307.9	284.9	331.0	46.1

VaR is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•

By its nature as a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

•	VaR may underestimate the probability of extreme market movements.

•	The use of a 99.0% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

We also conduct interest sensitivity analyses of interest risk, our main source of market risk. The following table shows sensitivity to yen interest risk in our banking activities as of the dates indicated. Interest rate sensitivity (10 BPV) shows how much net present value varies when interest rates rise by 10 basis points (0.1%), and it explains the impact of interest rate movements on net present value when short- and long-term interest rates behave differently.

	As of March 31,
	2015	2016	2017	Change
	(in billions of yen)
Up to one year	¥(1)	¥(2)	¥(4)	¥(1)
From one to five years	(35)	(21)	(8)	12
Over five years	(14)	(25)	(27)	(1)

Total	¥(51)	¥(50)	¥(40)	¥9

Cross-shareholdings Portfolio Management Activities

We take the market risk management approach with use of VaR and risk indices for cross-shareholdings portfolio management activities as well as for trading activities and non-trading activities. The risk index for cross-shareholdings portfolio management for the fiscal year ended March 31, 2017, consisting of the sensitivity of the cross-shareholdings portfolio to a 1% change in the equity index of TOPIX, was ¥31.7 billion.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the VaR method, we carry out regular back tests to compare VaR with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily VaR of trading activities for the fiscal year ended March 31, 2017 and the corresponding paired distribution of profits and losses. We had zero case where losses exceeded VaR during the period. In addition, we conduct evaluations of the assumptions related to the VaR models. Based on the number of times losses exceeded VaR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. We changed our VaR models from the variance co-variance model to the Historical Simulation method, which has been used since the beginning of the fiscal year ended March 31,2017. Changes to fundamental portions of the VaR models are subject to the approval of our Group Chief Risk Officer.

Note:	We conduct our back testing and assess the number of cases where losses exceed VaR based on a 250 business day year. The expected average number of instances where one-day trading losses exceeded VaR at the 99% confidence level is 2.5.

Because the VaR method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. The following table shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

Assumed maximum loss results	As of March 31, 2017
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥25.2

Outlier Criteria

As part of the capital adequacy requirements under the Basel Regulatory Framework, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with broadly-defined capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of broadly-defined capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses. We measure losses arising from our banking book each month as a part of our stress tests.

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 3.5% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2015	¥529.2	¥9,508.4	5.5%
As of March 31, 2016	516.6	9,638.6	5.3
As of March 31, 2017	361.2	10,050.9	3.5
Effect of yen interest rate	60.4
Effect of dollar interest rate	245.1
Effect of euro interest rate	17.3

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.

(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

Market Risk Equivalent

In order to calculate the amount of capital necessary to meet the capital requirements relating to market risk (the “market risk equivalent”), we apply internal models to calculate general market risk (risks related to factors that apply generally to the market, e.g., interest rates, foreign exchange rates) and the standardized measurement method to calculate specific risks (risks other than general market risk, e.g., credit quality and market liquidity of an individual security or instrument). In addition, our internal models are applied to trading transactions with market liquidity based on the relevant holding period.

Under the internal models, the market risk equivalent is expressed as the sum of;

•

The higher of (i) VaR on the calculation date and (ii) the average of VaR for the preceding 60 business days (including the calculation date) multiplied by a multiplication factor ranging from 3.00 to 4.00 that is determined based on the number of times VaR is exceeded upon back testing; and

•

The higher of (i) stressed VaR on the calculation date and (ii) the average of stressed VaR for the preceding 60 business days (including the calculation date) multiplied by the same multiplication factor as used in the bullet point above.

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2016	2017	Change
	(in billions of yen)
Calculated using standardized measurement method	¥70.6	¥103.6	¥32.9
Calculated using internal models	65.0	78.9	13.9

Total market risk equivalent	¥135.6	¥182.6	¥46.9

Note:

VaR and stressed VaR used to calculate market risk equivalent is based on the following:

VaR

•	historical simulation method;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of three years.

Stressed VaR

•	historical simulation method;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

Liquidity Risk Management Structure

Liquidity Risk Management of the Mizuho Group

Our Board of Directors determines basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with liquidity risk management, operations, monitoring and proposes responses to emergencies such as sudden market changes.

The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to liquidity risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring liquidity risk, reports and analyses, proposals, and formulating and implementing plans relating to liquidity risk management.

In addition, the Group Chief Financial Officer of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, and the Financial Planning Department is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management to maintain appropriate funding liquidity. Reports on the liquidity risk management are submitted to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis.

To manage liquidity risk, we use indices pertaining to cash flow, such as limits on funds raised in the market that are set based on a number of time horizons. Limits on liquidity risk set for yen and foreign currencies taking into account characteristics and strategies of each principal banking subsidiary, are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee and determined by the President & Group CEO. In addition, our principal banking subsidiaries set limits on liquidity risk for several currencies. Moreover, they are working on measures to reduce their liquidity risk such as enhancing management related to local currencies.

We have established a group-wide framework of liquidity risk stage such as “Normal,” “Anxious” and “Crisis,” which reflects funding conditions. In addition, we set Early Warning Indicators (“EWIs”) and monitor on a daily basis to manage liquidity conditions. As EWIs, we select stock prices, credit ratings, amount of liquidity reserve assets such as Japanese government bonds, our funding situations and so on.

We have established a liquidity contingency funding plan for emergency situations which are deemed to fall into the “Anxious” or “Crisis”. In emergency situations, we will consider measures such as a reduction in the amount of investments made, an expansion of funding from financial markets and deposits, the sale of investment securities and borrowings from the central bank.

In order to evaluate the sufficiency of liquidity reserve assets and the effectiveness of liquidity contingency funding plan, we conduct stress testing under market-wide, idiosyncratic and combined scenario. Furthermore, we utilize stress testing for evaluating appropriateness of our annual funding plan.

Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their Boards of Directors determine important matters relating to liquidity risk management while their Chief Executive Officers are responsible for controlling liquidity risk. Their respective business policy committees, including their Balance Sheet & Risk Management Committees, are responsible for overall discussion and coordination of liquidity risk management. Specifically, these committees discuss and coordinate matters relating to risk planning, cash flow management planning and proposes responses to emergencies such as sudden market changes. The Chief Risk Officer is responsible for matters relating to liquidity risk management planning and operations and the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market that are set based on a number of time horizons. As with Mizuho Financial Group, the above-mentioned companies have established liquidity risk stage, such as “Normal” “Anxious” and “Crisis,” which reflects funding conditions and have established liquidity contingency funding plan for emergency situations which are deemed to fall into the “Anxious” or “Crisis” categories.

Each subsidiary has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to their respective business policy committees, including their Balance Sheet & Risk Management Committees, the Executive Management Committee and the Chief Executive Officer of each subsidiary.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies for each kind of risk. Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Trust & Custody Services Bank, Mizuho Americas, etc., respectively manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Trust & Custody Services Bank, etc., share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks which arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments and improving measurement methods.

Definition of Risks and Risk Management Methods

As shown in the table below, we have defined each component of operational risk, and we apply appropriate risk management methods in accordance with the scale and nature of each risk.

	Definition	Principal Risk Management Methods
Information Technology Risk	Information technology risk (“IT risk”) shall refer to the risk that problems (e.g. malfunctions, disruptions, etc.) with the computer systems or improper use of the computers in these systems, which cause disruptions of the services provided to customers, or have significant impact on settlement systems, etc., will result in losses for customers, and the incurrence of losses (tangible or intangible) by our group companies.

•      Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.

•      Ensure ongoing project management in systems development and quality control.

•      Strengthen security to prevent information leaks.

•      Strengthen capabilities for rapidly and effectively dealing with cyberattacks.

•      Improve effectiveness of emergency responses by improving backup systems and holding drills.

Operations Risk	Risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.

•      Establish clearly defined procedures for handling operations.

•      Periodically check the status of operational processes.

•      Conduct training and development programs by headquarters.

•      Introduce information technology, office automation and centralization for operations.

•      Improve the effectiveness of emergency responses by holding drills.

Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.

•      Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

•      Collect and distribute legal information and conduct internal training programs.

•      Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that the group may incur losses due to drain or loss of personnel, deterioration of morale, inadequate development of human resources, inappropriate working schedule, inappropriate working and safety environment, inequality or inequity in human resource management or discriminatory conduct.

•      Conduct employee satisfaction surveys.

•      Understand the status of working hours.

•      Understand the status of vacation days taken by personnel.

•      Understand the status of voluntary resignations.

•      Understand the status of the stress check system.

	Definition	Principal Risk Management Methods

Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of working environment as a result of disasters, criminal actions or defects in asset maintenance.

•      Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•      Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.

•      Understand important changes in regulations or systems that have significant influence on our business operations or financial condition in a timely and accurate manner.

•      Analyze degree of influence of regulatory changes and establish countermeasures.

•      Continuously monitor our regulatory change risk management mentioned above.

Reputational Risk	Risk that the group may incur losses due to damage to our credibility or the value of the “Mizuho” brand when market participants or others learn about, or the media reports on, various adverse events, including actual materialization of risks or false rumors.

•      Establish framework to identify and manage, on an integrated basis, information that may have a serious impact on group management and respond to such risk in a manner appropriate to its scale and nature.

•      Swiftly identify rumors and devise appropriate responses depending on the urgency and possible impact of the situation to minimize possible losses.

We also recognize and manage “Information Security Risk” and “Compliance Risk,” which constitute a combination of more than one of the above components of operational risk, as operational risk.

Measurement of operational risk equivalent

Implementation of the AMA

We have adopted the AMA from September 30, 2009, for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel II. However, we use the Basic Indicator Approach for entities that are deemed to be less important in the measurement of operational risk equivalent and for entities that are preparing to implement the AMA. The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios but also as Operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.

Outline of the AMA

•	Outline of measurement system

We have established the model by taking account of four elements: internal loss data; external loss data; scenario analysis and business environment; and internal control factors (BEICFs). We calculate the operational risk equivalent amount by estimating the maximum loss using a 99.9th percentile one-tailed confidence interval and a one-year holding period etc., employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.

In the measurement of operational risk equivalent as of March 31, 2017, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2017, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

•	Operational risk by the loss event type

Loss Distribution (Compound Poisson Distribution) Approach (LDA) is adopted for the calculation of operational risk. LDA is based on the assumption that Poisson Distribution applies to the occurrence frequency of operational risk events, and loss severity is expressed through a separate distribution. Operational risk is calculated for each of the seven loss event types employing both internal loss data, based on our actual experience as operational loss events and scenario data. Scenario data, expressed as numerical values of occurrence frequency and loss severity, reflects external loss data and BEICFs, in order to estimate unexperienced potential future loss events (of low frequency and high severity).

“Frequency Distribution” and “Severity Distribution” are estimated employing the above mentioned internal loss data and scenario data, and Monte-Carlo simulations are then applied to these distributions to measure operational risk. The detailed steps of creation of scenario data are explained later in “Scenario Analysis.”

•	Estimation of “Frequency Distribution” and “Loss Severity Distribution”

“Frequency Distribution” is estimated by applying information on occurrence frequency of both internal loss data and scenario data to Poisson Distribution. “Loss Severity Distribution” is generated as the result of combining, through a statistical approach (Extreme Value Theory), of the actual distribution for the low severity distribution portion created by internal loss data and another loss distribution (Log-normal Distribution or Generalized Pareto Distribution) for the high severity distribution portion created by scenario data.

•	Operational risk of large-scale natural disasters

Monte-Carlo simulation is applied to the datasets expressed as a combination of the probability of occurrence of large-scale natural disasters and the probable loss amount in case of such occurrence, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution”.

•	Operational risk of litigation

Each litigation is converted into data according to the profile of the individual litigation to which Monte-Carlo simulation is applied, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution”. In the measurement process, we assume that final decisions will be made on all litigation within one year.

•	Verification

We confirm the appropriateness of the measurement model by verifying it, in principle, semi-annually.

Scenario analysis

•	Outline of scenario analysis

In the process of scenario analysis, scenario data is created as numerical values of occurrence frequency and loss severity reflecting external loss data and BEICFs, in order to estimate unexperienced potential future operational risk events (of low frequency and high severity).

As for external loss data, we refer to data publicly reported by domestic and overseas media, and such data are reflected in the estimation of occurrence frequency and loss severity distribution in the process of scenario analysis. In addition, BEICFs are utilized as indices to adjust occurrence frequency and loss severity distribution in the process of scenario analysis.

We categorize scenario analysis into four approaches in accordance with the characteristics of each loss event type and risk management structures.

Approach	Loss event type(s) to be applied
A	Internal fraud / External fraud / Clients, products and business practices / Execution, delivery and process management
B	Employment practices and workplace safety
C	Damage to physical assets
D	Business disruption and system failure

At Mizuho Financial Group, loss event types to which Approach A is applied account for a considerable amount of operational risk. The detailed process of Approach A is explained below as a typical example of scenario analysis.

•	Setting units for scenario analysis

In order to ensure completeness and sufficiency, we set units that are commonly applied across group entities that adopt AMA (the “Group Entities”) by referencing and categorizing risk scenarios recognized through control self-assessment, internal loss data of the Group Entities and external loss data, etc. Then each of the Group Entities selects the unit on which scenario analysis is conducted from the units established on a groupwide basis in accordance with its business activities and operational risk profile.

•	Estimation of occurrence frequency

Basic occurrence frequency (once a year) is calculated for each scenario analysis unit. If a certain scenario analysis unit has relevant internal loss data of a pre-determined threshold amount or above, its basic occurrence frequency is calculated based on such data, and if not, the basic occurrence frequency (the occurrence frequency per year of losses at or above a pre-determined threshold) is calculated with reference to the situation of occurrence of internal loss data of less than the threshold amount and/or external loss data. The basic occurrence frequency is then adjusted within a pre-determined range for the purpose of reflecting the most recent BEICFs to determine the final occurrence frequency.

•	Estimation of loss severity distribution

In order to estimate loss severity distribution, we use a pre-determined series of severity ranges. Basic loss severity distribution is calculated for each scenario analysis unit as an occurrence ratio (in percentile figures) of loss at each severity range when losses at or above a pre-determined threshold occurred, with reference to transaction amount data, external loss data, etc. Then the basic severity distribution is adjusted, if necessary, from the viewpoint of statistical data processing to determine the final loss severity distribution.

•	Creation of scenario data

For each scenario analysis unit, scenario data is generated as a series of combinations of occurrence frequency per year at each severity range, based on the final occurrence frequency and the final loss severity distribution.